SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the six month period ended on December 31, 2010 and 2009.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the six-month periods

Beginning on July 1, 2010 and 2009

and ended December 31, 2010 and 2009

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of December 31, 2010

Presented in comparative form with the previous fiscal year

Stated in thousands of Pesos

Fiscal year No. 68 beginning July 1st, 2010

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, 23th floor, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.49%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)

		In thousands of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	June 30, 2010		December 31, 2010	June 30, 2010
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	102,688	71,175	Trade accounts payable (Note 11)	225,417	315,614
Investments (Note 5)	273,829	259,168	Customer advances (Note 12)	232,645	210,102
Accounts receivable, net (Note 6)	259,095	359,529	Short-term debt (Note 13)	718,809	609,190
Other receivables (Note 7)	149,855	240,891	Salaries and social security payable (Note 14)	22,557	37,375
Inventories (Note 8)	326,326	259,569	Taxes payable (Note 15)	86,538	101,111

Total Current Assets	1,111,793	1,190,332	Other liabilities (Note 16)	43,084	65,338

			Total debts	1,329,050	1,338,730

			Provisions (Note 17)	1,663	2,890

			Total Current Liabilities	1,330,713	1,341,620

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	98	23,368
NON-CURRENT ASSETS			Customer advances (Note 12)	93,829	90,370
Accounts receivable, net (Note 6)	10,746	42,123	Long-term debt (Note 13)	1,747,770	1,031,528
Other receivables (Note 7)	157,289	187,182	Taxes payable (Note 15)	88,468	110,441
Inventories (Note 8)	72,554	55,088	Other liabilities (Note 16)	30,366	62,021

Investments (Note 5)	1,899,649	1,480,805	Total debts	1,960,531	1,317,728

Fixed assets, net (Note 9)	2,710,324	2,692,637	Provisions (Note 17)	9,673	7,940

Intangible assets, net	43,997	54,397	Total Non-Current Liabilities	1,970,204	1,325,668

Subtotal Non-Current Assets	4,894,559	4,512,232	Total Liabilities	3,300,917	2,667,288

Negative goodwill, net (Note 10)	80,603	(69,123)	Minority interest	327,986	563,107

Total Non-Current Assets	4,975,162	4,443,109	SHAREHOLDERS’ EQUITY	2,458,052	2,403,046

Total Assets	6,086,955	5,633,441	Total Liabilities and Shareholders’ Equity	6,086,955	5,633,441

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos, except “earnings per share” (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Revenues	697,675	656,595
Costs	(270,431)	(230,477)

Gross profit	427,244	426,118

Selling expenses	(61,381)	(91,079)
Administrative expenses	(106,152)	(83,237)

Subtotal	(167,533)	(174,316)

Gain from recognition of inventories at net realizable value	35,930	13,935
Net gain from retain interest in securitized receivables	5,042	26,105

Operating income (Note 3)	300,683	291,842

Amortization of negative goodwill, net	1,819	826
Financial results generated by assets:
Interest income	12,314	14,809
Foreign exchange gain	9,349	38
Other holding (expense) gain	11,511	17,676

Subtotal	33,174	32,523

Financial results generated by liabilities:
Interest expense	(101,822)	(75,347)
Foreign exchange loss	(20,655)	(272)
Other financial income (expenses)	(1,951)	(5,692)

Subtotal	(124,428)	(81,311)

Financial results, net (Note 18a.)	(91,254)	(48,788)

Gain on equity investees	73,721	143,130
Other expenses, net (Note 18b.)	(15,279)	(8,446)

Income before taxes and minority interest	269,690	378,564

Income tax and Minimum Presumed Income Tax (MPIT)	(49,071)	(84,662)
Minority interest	(50,061)	(29,589)

Net income for the period	170,558	264,313

Earnings per share (Note 13 to the Unaudited Basic Financial Statements)
Basic net income per share	0.295	0.457
Diluted net income per share	0.295	0.457

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Vicepresident II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the fiscal year	151,354	185,942
Cash and cash equivalents as of the end of the period	297,708	113,127

Net increase (decrease) in cash and cash equivalents	146,354	(72,815)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	170,558	264,313
Plus income tax and MPIT	49,071	84,662
Adjustments to reconcile net income to cash flows from operating activities:
• Gain on equity investees	(73,321)	(143,130)
• Amortization of negative goodwill, net	(1,819)	(826)
• Minority Interest	50,061	29,589
• Gain from recognition of inventories at net realizable value	(35,930)	(13,935)
• Allowances and provisions	32,460	35,223
• Depreciation and amortization	79,148	80,769
• Financial results, net	(1,363)	(51,994)
• Fixed assets retirements	(255)	6,681
• Gain from Inventory barter transaction	(19,332)	—
• Accrued interest	97,007	82,214
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in accounts receivable, net	(121,393)	(8,561)
• (Increase) Decrease in other receivables	(28,530)	9,206
• Decrease in inventories	27,174	6,265
• Increase in intangible assets, net	(2,082)	—
• Increase (Decrease) in trade accounts payable	78,907	(4,673)
• Decrease in taxes payable, salaries and social security payable	(79,924)	(127,129)
• Increase (Decrease) in customer advances	27,411	23,956
• (Decrease) Increase in other liabilities	(27,932)	6,841

Net cash provided by operating activities	219,916	279,471

CASH FLOWS FROM INVESTING ACTIVITIES:
• Share-holding increase in equity investees	(788,963)	(103,091)
• Increase in Investments	(2,927)	(14,082)
• Advance for sale of Tarshop S.A.’s shares	—	20,422
• Advance payments for the acquisition of shares	(1,185)	—
• Acquisitions of undeveloped parcels of land	(115)	(23,668)
• Acquisitions and improvements of fixed assets	(33,858)	(34,693)
• Increase in intangible assets	—	(1,484)
• Outflow for the acquisition of shares, net	(22,155)	(8,622)
• Collection from sale of shares, net	67,477	—
• Collection of dividends	2,200	—
• Collection of equity investees credits	49,863	56
• Collection of loans, net	40	—
• Loans granted, net	(23,549)	(30,585)

Net cash used in investing activities	(753,172)	(195,747)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term and long term debt	5,190	—
• Payment of short-term and long-term debt	(85,249)	(68,792)
• Increase in bank overdrafts, net	190,340	30,256
• Capital contribution by minority owners in related parties	2,262	24,883
• Repurchase of debt	—	(12,000)
• Proceeds from issuance of Negotiable Obligations, net of expenses	607,449	79,782
• Payment of dividends	(127,079)	(52,256)
• Payments for the acquisition of shares in related companies	(10,399)	(78,888)
• Proceeds from the sale of Negotiable Obligations, net of expenses	150,638	—
• Interest paid	(53,542)	(79,524)

Net cash provided by (used in) financing activities	679,610	(156,539)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	146,354	(72,815)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Supplemental cash flow information
• Income tax paid	13,486	34,083
Non-cash activities:
• Increase on inventories through a decrease on fixed assets, net	9,264	39,504
• Issuance of trust certificates	18,786	—
• Increase in non current investments through a decrease in other liabilities	16,004	—
• Increase in non current investments through a decrease in other receivables	36,229	—
• Increase in fixed assets net through an increase in trade accounts payable	—	7,723
• Increase in accounts receivable, net through a decrease in current investments	—	41,146
• Increase in minority interest , through a decrease in other liabilities	20,557	14,512
• Cumulative translation adjustment of investments	4,448	—
• Transfer of undeveloped parcels of land to inventories	3,030	—
• Decrease in inventories through a decrease in customer advances	1,920	—
• Increase in fixed assets through an increase in long-term debt	53,896	—
• Decrease in other investments through an increase in inventories	64,140	—
• Increase in inventories through a decrease in non current equity investments	14,541	—

Composition of cash and cash equivalents at the period end
Cash and Banks	102,688	44,679
Current investments	273,829	286,478

Subtotal cash and banks and current investments	376,517	331,157

Less: (items not considered cash and cash equivalents)
• Retained interest in securitized receivables of Tarshop S.A. CPs	1,697	138,633
• Mutual funds	56,006	55,481
• TDFs	—	9,376
• Stock shares	20,611	24,516
• Mortgage bonds issued by BHSA	479	1,032
• Other investments	16	54
• Allowance for impairment of CPs	—	(11,062)

Cash and cash equivalents	297,708	113,127

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Sale/Acquisition of subsidiaries
• Accounts receivable, net	278,805	(11)
• Other receivables	29,108	(1,022)
• Investments	143,646	(395)
• Fixed Assets, net	2,829	(289)
• Intangible Assets, net	—	(11,278)
• Short-term and long-term debt	(91,173)	—
• Trade account payable	(204,255)	2,718
• Salaries and social security payable	(11,221)	87
• Taxes payable	(14,654)	27
• Other liabilities	(62)	5,294

Net value of deconsolidated assets acquired not considered cash and cash equivalents	133,023	(4,869)

• Cash Acquired	—	(13)

Net value of deconsolidated assets acquired	133,023	(4,882)

• Minority interest	—	897
• Goodwill	—	(21,478)

Value of sale/acquisition of companies	133,023	(25,463)

• Devaluation and sale of investment	(15,326)	—
• Remaining investment	(28,968)	—
• Cash Acquired	—	13
• Sellers financing	—	14,574
• Advances	(21,252)	2,254

• Collection/Payment of cash from sale/acquisition of subsidiaries	67,477	(8,622)

	December 31, 2010	December 31, 2009
Sale of subsidiaries
• Other receivables	(35,191)	—
• Investments	46,359	—
• Trade account payable	(6,625)	—
• Taxes payable	(17)	—
• Other liabilities	(9,443)	—

Net value of assets sold not considered cash and cash equivalents	(4,917)	—

• Minority Interest	30,388	—
• Goodwill	(3,316)	—

Value of acquisition of shares	22,155	—

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its unaudited balance sheets at December 31, 2010 and as of June 30, 2010; the unaudited statements of income and cash flows for the six-month periods ended December 31, 2010 and 2009 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	December 31, 2010	June 30, 2010	December 31, 2010	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (2)	100.00	90.00	100.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (3)	94.89	63.35	94.89	63.35
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Torodur S.A. (1)	98.00	98.00	98.00	98.00
Unicity S.A. (2)	100.00	—	100.00	—

(1)	See Note 16.6. to the unaudited Basic Financial Statement
(2)	See Note 16.9. to the unaudited Basic Financial Statement
(3)	See Note 16.4 and 18.2 to the unaudited Basic Financial Statement

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(continued)

In addition, the assets, liabilities and results of operations of the Company jointly-controlled subsidiaries (of which the Company holds a direct interest) that follow have been included in the unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	December 31, 2010	June 30, 2010	December 31, 2010	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.)
(2)	The Company holds joint control of this company with Euromayor S.A.

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

Balances items as of June 30, 2010 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the six-month period ended December 31, 2010 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2010 and December 31, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of December 31, 2010.

c.	Additional information about Tarshop S.A.’s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. Consequently, the Unaudited Consolidated Financial Statements as of December 31, 2010 are not comparable with those issued as of June 30, 2010 or December 31, 2009. The Unaudited Consolidated Balance Sheet as of December 31, 2010, does not include Tarshop S.A.’s assets and liabilities, which the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of December 31, 2010 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	(continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Balance Sheet as of June 30, 2010 and the Unaudited Statement of Income and Unaudited Statement of Cash Flows as of December 31, 2009.

Balance Sheet	Financial Statements issued as of June 30,2010	Tarshop S.A. as of June 30, 2010	Financial statements assuming the sale as of June 30, 2010
Current Assets	1,190,332	(269,148)	921,184
Non- current Assets	4,443,109	28,881	4,471,990

Total Assets	5,633,441	(240,267)	5,393,174

Current Liabilities	(1,341,620)	242,969	(1,098,651)
Non-Current liabilities	(1,325,668)	(2,702)	(1,328,370)

Total Liabilities	(2,667,288)	240,267	(2,427,021)

Minority interest	(563,107)	—	(563,107)

Shareholders equity	(2,403,046)	—	(2,403,046)

Statements of income	Financial Statements as of December 31, 2009	Tarshop S.A. as of December 31, 2009	Financial Statements assuming the sale December 31, 2009
Revenues	656,595	(109,492)	547,103
Costs	(230,477)	48,032	(182,445)

Gross profit	426,118	(61,460)	364,658

Operating income (Note 3)	291,842	(15,550)	276,292

Gain on equity investees	143,130	11,034	154,164

Net income for the period	264,313	—	264,313

Statements of Cash Flow	Financial Statements issued as of December 31, 2009	Tarshop S.A. as of December 31, 2009	Financial Statements assuming the sale as of December 31, 2009
Cash Flow:
- Provided by operating activities	210,577	(90)	210,487

- Used in investing activities	(285,165)	(22,926)	(308,091)

- Provided by financing activities	1,773	17,831	19,604

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Unaudited Basic Financial Statements:

a.	Revenue recognition

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and commissions for rental of advertizing spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Current Investments

As of June 30, 2010 current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. In addition, it included public bonds, mutual funds and mortgage bonds carried at market value at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	(continued)

As of the closing date of these unaudited financial statements current investments includes certificates of participation under the securitization program for accounts receivable for credit card transactions of Metroshop S.A. (a company proportionally controlled by APSA) falling due on or before 12 months, which have been accounted for under the equity method, which does not exceed its recoverable value.

•	Equity investees and other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3.ii), as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

The equity interest in Rigby 183 LLC (“Rigby 183”), in which the Company has an 8% indirect interest through Real Estate Strategies (¨RES¨) and a 49% indirect interest through IMadison LLC (“IMadison”), has not consolidated on a line-by-line basis because the company is currently negotiating the sale of the 8% interest held by RES, as discussed in Note 22.A.6..

The equity interest in Rigby 183, Metropolitan and the acquisition of the additional equity interest in Alto Palermo S.A. as mentioned in Notes 22.A.6 and 22.A.3 to the unaudited consolidated financial statements and Note 16.4. to the unaudited

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	(continued)

basic financial statements, respectively, are currently undergoing the analysis of the fair value of the identifiable assets and liabilities that have been acquired in accordance with the Technical Resolution No. 21, paragraph 1.3.1..

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the Intangible Assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (see Note 22 B.1.) after the opening of the shopping center..

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening.

The net carrying value of these assets does not exceed their estimated recoverable value at period/year end.

•	Non-compete agreement

Those expenses are amortized by the straight-line method in 28 months, beginning from December 1st, 2009.

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus considered this intangible asset to be non-recoverable (See Note 22 B.3.ii).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

d.	Negative goodwill, net

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill, net” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing, and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company’s construction and/or sale of property business.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop S.A. and Metroshop S.A.(See note 22 B.3.ii).

•	Financial operations and others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of December 31, 2010

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	117,329	81,712	330,736	105,106	62,792	—	697,675
Costs	(87,838)	(14,535)	(83,928)	(62,626)	(21,504)	—	(270,431)
Gross profit	29,491	67,177	246,808	42,480	41,288	—	427,244
Selling expenses	(4,428)	(4,928)	(19,045)	(12,092)	(20,888)		(61,381)
Administrative expenses	(22,343)	(23,824)	(34,258)	(19,475)	(6,252)	—	(106,152)
Subtotal Expenses	(26,771)	(28,752)	(53,303)	(31,567)	(27,140)	—	(167,533)
Gain from recognition of inventories at net realizable value	35,930	—	—	—	—	—	35,930
Net loss from retained interest in securitized receivables	—	—	—	—	5,042	—	5,042

Operating income	38,650	38,425	193,505	10,913	19,190	—	300,683

Depreciation and amortization (b)	217	11,247	59,888	7,099	697	—	79,148
Acquisition of fixed assets, net and intangible assets, net	14	573	27,963	5,257	51	—	33,858
Non-current investments in equity investments	74,844	198,808	—	298,310	49,609	888,745	1,510,316

Operating assets	707,545	1,273,892	1,792,282	210,891	32,185	379,461	4,396,256
Non-operating assets	18,977	170,924	202,087	38,032	1,725	1,258,954	1,690,699
Total assets	726,522	1,444,816	1,994,369	248,923	33,910	1,638,415	6,086,955

Operating liabilities	63,521	223,830	303,733	38,705	31,295	—	661,084
Non-operating liabilities	486,758	443,527	1,302,443	206,849	—	200,256	2,639,833
Total liabilities	550,279	667,357	1,606,176	245,554	31,295	200,256	3,300,917

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	See Nota 1.c.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of December 31, 2009

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	137,412	78,994	252,214	76,276	111,699	—	656,595
Costs	(42,735)	(15,986)	(74,478)	(49,460)	(47,818)	—	(230,477)
Gross profit	94,677	63,008	177,736	26,816	63,881	—	426,118
Selling expenses	(2,383)	(6,995)	(18,967)	(7,703)	(55,031)	—	(91,079)
Administrative expenses	(13,306)	(17,002)	(19,528)	(16,718)	(16,683)	—	(83,237)
Subtotal Expenses	(15,689)	(23,997)	(38,495)	(24,421)	(71,714)	—	(174,316)
Gain from recognition of inventories at net realizable value	13,935	—	—	—	—	—	13,935
Net loss from retained interest in securitized receivables	—	—	—	—	26,105	—	26,105

Operating income	92,923	39,011	139,241	2,395	18,272	—	291,842

Depreciation and amortization (b)	204	12,069	56,691	8,845	2,960	—	80,769
Acquisition of fixed assets, net and intangible assets, net	8	1,550	38,868	2,072	1,402	—	43,900
Non-current investments in equity investments(c)	27,238	—	—	204,553	—	815,068	1,046,859

Operating assets(c)	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets (c)	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets (c)	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441

Operating liabilities(c)	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities (c)	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities (c)	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2010.
(1)	See note 1.c.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Cash on hand	2,306	4,883
Bank accounts	99,200	60,500
Checks to be deposited	1,182	5,792

	102,688	71,175

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Current
Mutual funds	251,026	134,167
Stock shares	20,611	4,075
Retained interest in securitized receivables	1,697	124,671
Mortgage bonds issued by BHSA	479	784
Other investments	16	48
Trust debt titles (TDFs)	—	2,846
Allowance for impairment of CPs	—	(7,423)

Total Current	273,829	259,168

Non-current
Banco Hipotecario S.A. (1)	882,437	809,072
Hersha Hospitality Trust (Note 22 A.2.)	298,310	204,553
Tarshop S.A. (Note 22 B 3.ii))	49,609	—
Rigby 183 LLC (Note 22 A.6.)	108,707	—
New Lipstick LLC (Note 22 A.3.)	105,365	—
TGLT S.A. (Nota 22 B.12.)	47,582	—
Manibil S.A. (Note 19.2. to the Unaudited Basic Financial Statements)	27,262	27,238

Advance payments for the acquisition of shares (Note 16.4. to the Unaudited Basic Financial Statements and Note 22 B.1.)	1,574	23,735
Retained interest in securitized receivables	—	18,458
Banco de Crédito & Securitización S.A.	6,308	5,996
Other investments	177	144
Allowance for impairment of CPs	—	(1,165)

Subtotal	1,527,331	1,088,031

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	December 31, 2010	June 30, 2010
Undeveloped parcels of land:
Santa María del Plata	158,583	140,584
Puerto Retiro (2)	54,473	54,600
Beruti plot of land (Note 22 B.6.)	—	52,934
Caballito plot of land	36,785	36,745
Patio Olmos (Note 22 B.4.)	32,949	32,949
Zetol plot of land (Note 22 A.5.)	40,010	14,348
Air space Coto (Note 22 B.7.)	13,188	13,188
Torres Rosario plot of land	—	11,166
Vista al Muelle plot of land (Note 22 A.5.)	11,378	8,292
Canteras Natal Crespo	5,719	5,705
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Other undeveloped parcels of land	15,825	15,825

Subtotal	372,318	392,774

Total non-current	1,899,649	1,480,805

(1)	As of December 31 and June 30, 2010, includes Ps. 21,480 and Ps. 25,884, respectively, as goodwill and negative goodwill and higher and lesser values. As of December 31 and June 30, 2010 represents 446,578,517 and 420,455,953 shares with a quoted value at closing equivalent was to Ps. 3.21 and Ps.1.44 per share, respectively.
(2)	See Note 21.A.(i).

NOTE 6:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Leases and services and from the sale of properties receivables	101,392	10,002	76,578	17,150
Checks to be deposited	89,348	—	60,695	—
Consumer financing receivables	51,456	—	245,538	25,824
Hotel receivables	15,385	—	11,186	—
Related parties (Note 19)	7,988	—	8,033	—
Receivables with collection agents	2,515	—	4,532	—
Pass-through expenses receivables	24,282	—	19,917	—
Debtors under legal procedures	44,423	—	42,117	—
Notes receivables	5,448	744	4,207	399
Credits cards receivables	110	—	877	—
Less:
Allowance for leases, services and from sale of properties receivables	(55,791)	—	(51,099)	—
Allowance for consumer financing receivables	(26,995)	—	(62,335)	(1,250)
Allowance for hotel receivables	(466)	—	(717)	—

	259,095	10,746	359,529	42,123

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Related parties (Note 19)	50,643	14,111	45,404	15,010
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	—	—	48,461	—
Prepaid expenses and services	31,445	1,354	36,969	2,609
Receivable from the sale of shares (1)	—	—	35,772	—
Value Added Tax (“VAT”)	41,049	58,248	30,929	64,386
Gross revenue tax	6,673	1,611	8,151	935
Guarantee deposits re. securitization programs (Note 21 B.(ii))	193	—	5,427	—
Consumer financing receivables	—	—	4,880	—
MPIT	3,714	63,055	1,056	62,791
Income tax, net	1,293	—	2,680	—
Loans granted, net	1,055	96	859	195
Deferred Income Tax	—	31,376	—	55,876
Mortgage receivable	—	2,208	—	2,208
Others (2)	13,790	1,062	20,303	1,197
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(13,624)	—	(15,817)

	149,855	157,289	240,891	187,182

(1)	See Note 16.9. to the Unaudited Basic Financial Statements.
(2)	Include restricted cash (see Note 21 B. (iii))

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Horizons (Note 22 A.1)	263,216	—	208,644	—
Caballito Nuevo (1)	10,643	2,589	25,808	6,654
Rosario plot of land (5)	27,905	—	8,728	—
Units to be received Beruti	—	23,309	—	—
Caballito Plot of land (Note 19) (2)	—	24,494	—	—
Credit from barter transaction of Caballito (Cyrsa) (Note 19)(2)	—	—	—	18,970
El Encuentro (3)	4,631	3,745	4,938	5,318
Torres Rosario (Note 22 B.5.)	1,126	9,897	3,379	7,644
Pereiraola (4)	—	8,200	—	8,200
Inventories (hotel operations)	3,347	—	3,141	—
Abril	1,362	243	1,763	—
Caballito plot of land	—	—	—	6,794
Other inventories	14,096	77	3,168	1,508

	326,326	72,554	259,569	55,088

(1)	See Note 5 (2) to the Unaudited Basic Financial Statements.
(2)	See Note 5 (1) to the Unaudited Basic Financial Statements.
(3)	See Note 5 (3) to the Unaudited Basic Financial Statements.
(4)	See Note 16.5. to the Unaudited Basic Financial Statements.
(5)	See Note 22 B.10. ii).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Hotels
Llao-Llao	77,178	79,176
Intercontinental	53,926	54,599
Libertador	41,486	40,673
Bariloche plots of land	21,900	21,900

Subtotal Hotels	194,490	196,348

Office buildings
Edificio República	217,427	219,777
Torre BankBoston	153,848	155,196
Bouchard 551	149,406	150,570
Intercontinental Plaza	80,401	82,408
Dot Baires Office Building (1)	69,308	66,247
Bouchard 710	64,750	65,261
Dique IV	63,491	64,620
Maipú 1300	37,596	38,287
Costeros Dique IV	18,817	19,111
Libertador 498	14,373	14,657
Suipacha 652	10,710	10,936
Avda. De Mayo 595	4,372	4,489
Dock del Plata	854	864
Madero 1020	208	218
Rivadavia 2768	204	217
Sarmiento 517	194	197

Subtotal Office buildings	885,959	893,055

Other fixed assets
Catalinas Norte plot of land	100,863	100,804
Santa María del Plata	12,496	12,496
Constitución 1159	5,427	5,427
Museo Renault	4,738	4,785
Thames	3,895	3,897
Casona Abril	2,627	2,728
Constitución 1111	876	897
Alto Palermo Park	546	546
Others	3,690	4,605

Subtotal Other fixed assets	135,158	136,185

Shopping Center
Dot Baires	516,347	517,108
Abasto	159,141	163,556
Alto Palermo	126,486	134,984
Patio Bullrich	85,692	89,638
Soleil Factory	80,339	—
Mendoza Plaza	78,614	80,552
Alto Rosario	76,304	77,401
Alto Avellaneda	67,001	73,454
Paseo Alcorta	68,770	70,663
Córdoba Shopping – Villa Cabrera (Note 24 B.1.)	67,139	68,958
Alto NOA	20,571	21,570
Financial advance for fixed assets purchase (Note 22 B.2.)	9,386	31,783
Neuquén Project (Note 24 B.2.)	14,224	12,389
Buenos Aires Design	7,579	8,811
Other fixed assets	89,764	97,771
Other properties	18,096	18,411
Units to be received Beruti	9,264	—

Subtotal Shopping Center	1,494,717	1,467,049

Total	2,710,324	2,692,637

(1)	As of June 30, 2010 Dot Baires Office Building was under construction

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Goodwill:
Alto Palermo S.A. (Note 16.4 to the Unaudited Basic Financial Statements)	170,039	19,245
Torre BankBoston	5,585	5,690
Museo Renault	3,032	3,113
Conil S.A.	506	506
Fibesa S.A.	—	342

Subtotal goodwill	179,162	28,896

Negative goodwill:
Alto Palermo S.A.	(41,828)	(43,330)
Palermo Invest S.A.	(39,277)	(40,316)
Empalme S.A.I.C.F.A. y G.	(8,132)	(8,450)
Mendoza Plaza Shopping S.A.	(5,498)	(5,661)
Unicity S.A.	(3,601)	—
Emprendimiento Recoleta S.A.	(223)	(262)

Subtotal negative goodwill	(98,559)	(98,019)

Total negative goodwill, net	80,603	(69,123)

NOTE 11:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Suppliers	85,441	98	169,473	11,210
Accruals	65,580	—	71,856	—
Liabilities in kind “Horizons” (See Note 22 A.1.)	50,780	—	46,451	—
Related parties (Note 19)	21,874	—	25,651	12,158
Others	1,742	—	2,183	—

	225,417	98	315,614	23,368

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Customers advances	142,066	—	135,030	—
Admission rights	57,089	65,883	51,194	59,469
Lease advances (1)	33,490	27,946	23,878	30,901

	232,645	93,829	210,102	90,370

(1)	(a) Includes balances due to NAI INTERNATIONAL II, INC, under the agreement of financing and occupancy signed by Empalme S.A.I.C.F.A. y G. (see Note 24 B.1.).

(b) As of December 31 and June 30, 2010 includes advances of Ps. 8,262 and Ps. 9,501, respectively, from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Bank overdrafts	504,213	—	314,120	—
Bank loans (1)	47,945	53,371	133,813	52,767
Short-term notes (Note 24 B.4.)	—	—	23,019	—
Non Convertible Notes – APSA 2011 U$S 6 M (7)	26,237	—	25,813	—
Non Convertible Notes – APSA 2011 $ 55 M (7)	44,539	—	44,165	—
Non Convertible Notes – APSA 2012 $ 154 M (6)	26,659	13,233	26,695	26,455
Convertible Notes – APSA 2014 U$S 50 M (5)	4	69	2,719	60,890
Non convertible Notes – APSA 2017 U$S 120 M (4) (Note 19)	4,518	442,922	2,917	294,286
Non convertible Notes– 2017 (3) (Note 19)	20,248	591,881	20,009	584,694
Non convertible Notes – 2020 (3)	29,772	577,767	—	—
Seller financing (2)	14,674	68,527	15,920	12,436

	718,809	1,747,770	609,190	1,031,528

(1)	Balances as of December 31, 2010 includes:

(a) Ps. 28,370 as a current balance and Ps. 53,371 as a non-current balance related to debt for purchase República building.(see Note 8 (1) a) to the Unaudited Basic Financial Statements).

(b)	Ps. 19,139 correspond to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A.(ii)).
(c)	Ps. 436 related to loans granted by different financial institutions.

(2)	The balance as of December 31, 2010 includes mainly:
(a)	Ps. 18,887 to the debt from acquisition of Zetol S.A. (See Note 22 A.5.)
(b)	Ps. 8,844 related to the debt for purchase of Arcos del Gourmet S.A.(See note 22 B.1.)
(c)	Ps. 55,470 related to the debt for purchase of Goodwill of Soleil Factory.

(3)	See Note 17 to the Unaudited Basic Financial Statement.

(4)	See Note 23 A.2. Disclosed net of the issuance debt costs to be accrued for Ps. 3,142. See Note 18.1 to the Unaudited Basic Financial Statements.

(5)	Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps.131,896.

(6)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 19,935 and issuance debt costs to be accrued debt for Ps. 51.

(7)	See note 23 A.2..

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Provision for vacation and bonuses	13,937	27,038
Social Security payable	7,489	8,830
Salaries payable	588	1,004
Others	543	503

	22,557	37,375

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Income tax provision, net	38,445	—	38,213	—
Tax amnesty plan for income tax	—	20,246	—	19,145
VAT	13,854	—	17,308	—
Tax payment facilities plan for VAT	—	—	13,235	—
MPIT, net	13,338	—	10,512	12
Gross revenue tax payable	7,734	—	3,636	—
Tax retentions to third parties	4,287	—	10,177	—
Provision for tax on shareholders personal assets	4,851	—	4,055	—
Tax payment facilities plan for income tax	1,659	—	1,559	—
Tax amnesty plan for gross revenue tax	1,217	1,456	485	1,320
Tax amnesty plan for ABL	142	—	815	2,372
Deferred Income Tax	—	66,766	—	87,592
Others	1,011	—	1,116	—

Total	86,538	88,468	101,111	110,441

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Accrual for Directors fees (1) (Note 19)	19,696	—	24,412	—
Advance sale of Tarshop S.A. shares (Notes 19 and 22 B.3.(ii))	—	—	21,070	—
Guarantee deposits	6,618	2,798	5,243	4,100
Debt to the former minority shareholders of Tarshop S.A. (Note 22 B.9.)	3,572	1,708	3,529	3,322
Payables to National Parks Administration (Note 20)	4,418	—	2,589	—
Bellow market leases (3)	—	—	1,308	—
Contributed leasehold improvements (Note 24 B.3.)	426	9,303	462	9,502
Deferred Revenues	—	16,004	—	—
Related parties (Note 19)	20	51	50	8
Loans with shareholders of related parties	—	241	—	19,989
Hersha option payable (2)	—	—	—	16,693
Commitment to provide (Note 22 A.3.)	—	—	—	5,897
Directors’ guarantee deposits (Note 19)	—	12	—	12
Present value – other liabilities	—	(82)	—	(102)
Others	8,334	331	6,675	2,600

Total	43,084	30,366	65,338	62,021

(1)	Disclosed net of advances to directors fees for Ps. 9,239 and Ps. 23,387 as of December 31 and June 30, 2010, respectively.
(2)	Debt with minority shareholders REIG.
(3)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Allowance for contingences	1,663	9,673	2,890	7,940

Total	1,663	9,673	2,890	7,940

NOTE 18 a:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	December 31, 2010	December 31, 2009
Financial results generated by assets:
Interest income	9,991	11,863
Interest on discounting assets	2,323	2,946

Subtotal interest income	12,314	14,809

Foreign exchange gain	9,349	38

Gain on financial operations	11,511	17,676

Subtotal other holding gain	11,511	17,676

Total financial results generated by assets	33,174	32,523

Financial results generated by liabilities:
Interest expense	(101,882)	(75,177)
Interest on discounting liabilities	60	(170)

Subtotal interest expense	(101,822)	(75,347)

Foreign exchange loss	(20,655)	(272)

Loss on derivative financial instruments	—	(2,582)
Others	(1,951)	(3,110)

Subtotal other financial expenses	(1,951)	(5,692)

Total financial results generated by liabilities	(124,428)	(81,311)

Total financial results, net	(91,254)	(48,788)

NOTE 18 b:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2010	December 31, 2009
Other income:
Recovery of allowances	9	71
Others	274	388

Subtotal other income	283	459

Other expenses:
Donations	(4,070)	(3,159)
Tax on Shareholders’ personal assets	(2,440)	(2,548)
Provision for contingencies	(1,708)	(44)
Unrecoverable VAT	(560)	(1,295)
Others	(6,784)	(1,859)

Subtotal other expenses	(15,562)	(8,905)

Total Other expenses, net	(15,279)	(8,446)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of December 31, 2010 compared to the balances as of June 30, 2010 held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other receivables current	Other receivables non - current	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Agro-Uranga S.A.	—	—	—	(4)	—	—	—	—	(4)
Baicom Networks S.A. (4)	9	21	396	—	—	—	—	—	426
Banco Hipotecario S.A. (2)	225	—	—	(21)	—	—	—	—	204
Cactus Argentina S.A. (2)	21	—	—	(3)	—	—	—	—	18
Canteras Natal Crespo S.A. (4)	348	57	—	—	—	—	—	—	405
Consorcio Libertador (3)	1	120	—	(99)	—	—	(4)	—	18
Consorcio Dock del Plata (3)	269	1	—	—	—	—	—	—	270
Consorcio Torre Boston (3)	1,687	333	—	(1,167)	—	—	—	—	853
Consultores Assets Management S.A. (3)	1,035	8	—	(7)	—	—	—	—	1,036
Cresud S.A.C.I.F. y A. (5)	1,346	24,249	—	(15,874)	(217)	(10,688)	—	—	(1,184)
Cyrsa S.A. (4)	1,478	272	—	(1,010)	—	—	—	—	740
Directors (3)	2	169	—	—	—	—	(19,696)	(20)	(19,545)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	(43)	(43)
Elsztain Reality Partner Maste	—	3,578	—	—	—	—	—	—	3,578
Estudio Zang, Bergel y Viñes (3)	—	21	—	(481)	—	—	—	—	(406)
Fundación IRSA (3)	46	1	—	(483)	—	—	—	—	(436)
Futuros y Opciones.com S.A. (2)	8	—	—	(6)	—	—	—	—	2
Hersha Hospitality Trust (2)	—	2,313	—	—	—	—	—	—	2,313
IFISA	—	16,098	—	—	—	—	—	—	16,098
Irsa Developments LP (2)	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (2)	—	—	—	—	—	—	(8)	—	(8)
Miltary S.A. (2)	—	28	—	—	—	—	—	—	28
Metropolitan 885 Third Avenue	56	—	—	—	—	—	—	—	56
Metroshop S.A. (4)	—	1,100	—	—	—	—	—	—	1,100
Museo de los Niños (3)	1,234	—	—	(6)	—	—	—	—	1,228
Personnel loans (3)	3	2,243	—	(554)	—	—	—	—	1,692
Puerto Retiro S.A. (4)	58	31	—	(6)	—	—	—	—	83
Tarshop S.A. (2)	162	—	13,715	(2,153)	—	—	—	—	11,724

Totals as of December 31, 2010	7,988	50,643	14,111	(21,874)	(217)	(10,688)	(19,716)	(63)	20,184

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

a.	(Continued)

Related parties	Account receivables – current	Other receivables - current	Other receivables – non current	Inventories receivables- Caballito Plot of land barter	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	—	1	323	—	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (2)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (3)	883	2	—	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (3)	—	20	—	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (3)	595	205	—	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (3)	817	29	—	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	40,450	—	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	8	—	18,970	(983)	—	—	—	—	—	19,653
Directors (3)	2	169	—	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (3)	—	22	—	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (3)	41	5	—	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (2)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—	2,087
Irsa Developments LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Metroshop S.A. (4)	—	—	14,687	—	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (3)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A. (1)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans (3)	59	2,325	—	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	31	—	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	45,404	15,010	18,970	(25,651)	(12,158)	(7,547)	(152,651)	(45,532)	(20)	(156,142)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	The Statement of Income balances for the six-month periods ended December 31, 2010 and 2009, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases gain	Cost of Services	Interest and exchange differences	Fees	Share services – payroll	Donations	Totals
Canteras Natal Crespo S.A. (4)	24	—	—	2	—	—	—	26
Consorcio Libertador (3)	61	6	—	—	—	—	—	67
Consorcio Dock del Plata S.A. (3)	78	—	—	—	—	—	—	78
Consorcio Torre Boston (3)	161	—	(2,966)	—	—	—	—	(2,805)
Consultores, Assets Management S.A. (3)	—	11	—	—	—	—	—	11
Cresud S.A.C.I.F. y A. (5)	—	339	—	(4,631)	—	(27,670)	—	(31,962)
Cyrsa S.A. (4)	—	4	—	—	—	—	—	4
Directors (3)	—	—	—	(3)	(30,099)	—	—	(30,102)
Estudio Zang, Bergel y Viñes (3)	—	—	—	—	(2,783)	—	—	(2,783)
Fundación IRSA (3)	—	—	—	—	—	—	(1,526)	(1,526)
Tarshop S.A. (2)	95	1,821	—	80	—	—	—	1,996
Parque Arauco S.A. (1)	—	—	—	(315)	—	—	—	(315)
Personnel loans (3)	—	—	—	138	—	—	—	138

Totals as of December 31, 2010	419	2,181	(2,966)	(4,729)	(32,882)	(27,670)	(1,526)	(67,173)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	(202)	(202)
Canteras Natal Crespo S.A (4)	24	—	50	—	—	—	74
Consorcio Dock del Plata S.A. (3)	117	—	—	—	—	—	117
Consorcio Libertador (3)	51	5	—	—	—	—	56
Cresud S.A.C.I.F. y A. (5)	1,879	626	(8,350)	—	—	—	(5,845)
Cyrsa S.A. (4)	—	45	—	—	—	—	45
Directors (3)	—	—	(3)	(11,684)	—	—	(11,687)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(1,094)	—	—	(1,094)
Fundación IRSA (3)	—	—	—	—	(311)	—	(311)
Parque Arauco S.A. (1)	—	—	(2,976)	—	—	—	(2,976)
Personnel Loans	—	—	65	—	—	—	65

Totals as of December 31, 2009	2,071	676	(11,214)	(12,778)	(311)	(202)	(21,758)

(1)	Shareholders of Alto Palermo S.A..
(2)	Subsidiary (direct or indirect).
(3)	Related party.
(4)	Joint control.
(5)	Shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

- Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by LLR is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of LLR alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, the proceedings file was sent to the Appellate Court. By November 29, an agreement was reached.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,618 under “Other current liabilities – Payables to National Parks Administration”, that is, the amount in Pesos equivalent to the abovementioned interest claimed by the plaintiff plus the amount of fees described in the above paragraph, which in total amounts to Ps. 4,418.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina, for a total amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a guarantee for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

(iii)	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of December 31, 2010

Edificio República	217,427
Caballito plot of land	36,785
Bariloche plot of land	21,900
Zetol plot of land	40,010
Suipacha 652	10,710
Vista al Muelle plot of land	11,378

(iv)	The Company maintains a pledge over CYRSA’s shares.

(v)	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A..

B.	Alto Palermo S.A. (APSA)

(i)

The fixed assets account includes the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL II Inc. (See Note 24 B.1.).

(ii)	Guarantee deposits re.securitization program account included in other current receivables, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

(iii)	As of December 31, 2010, in other current receivables, APSA has deposits that are restricted due to different court attachments.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

B.	(Continued)

(iv)	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2010 amounts to Ps. 36,785 (disclosed in the “Non-current investments- Undeveloped plots of land”).

(v)	Other current investments account included as of June 30, 2010, BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

(vi)	As of June 30, 2010, Tarshop S.A. has granted a guarantee over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL, (loan for Ps. 3,724).

•	To Banco Supervielle S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L, (loan for Ps. 7).

•	To Banco Hipotecario S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,149).

(vii)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

(viii)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of APSA resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

B.	(Continued)

On September 30, 2010, the last payment of the VDF’s issued by the Financial Trust was made. At present, such Financial Trust is liquidated and together with it the ancillary obligation previously assumed by APSA.

(ix)	As of June 30, 2010 included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated, which were included in other non current receivables for an amount of Ps. 217.

(x)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA - Horizons Project.

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company’s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest. However, there is a six-month grace period for that duty.

As of December 31, 2010, the percentage of completion of the Horizons project was 93.24% considering the cost incurred in relation to the total estimated project costs.

2.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5,700,000 million shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5,700,000 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January, March and October 2010, REIG purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million (4,769,917 shares at US$ 3.00; 3,864,000 at US$ 4.25 per share and 2,952,625 at US$5.80 per share, respectively).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	(Continued)

During December 2010, REIG sold 1,500,000 common shares in Hersha for a total of US$ 9.8 million, which resulted in approximately US$ 6.9 million gain.

As of December 31, 2010 the Company’s interest in Hersha amounts to 9.84%. If the call option was exercised and the Company’s interest was not diluted due to newly issued shares, the Company’s interest in Hersha would be 12.77%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for its fair value (see Note 26.1).

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), a Delaware-based limited liability company, which main asset (through its subsidiaries) is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sach & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

4.	Acquisition of shares in Banco Hipotecario S.A.

During the fiscal year ended June 30, 2009, the Company (through its subsidiaries) acquired, in the market from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., the equivalent of 143,627,987 Class D shares of Banco Hipotecario S.A. (“BHSA”) directly from market in exchange for Ps. 107.6 million of which Ps. 78.8 million was paid in July, 2009. The transaction was recognized by the “acquisition method” (See Note 1.5.I. to the Unaudited Basic Financial Statements) generating a gain of Ps. 133.0 million. As a result of these acquisitions, as of June 30, 2009 the Company had a 21.34% interest in BHSA’s capital stock (excluding treasury shares).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

4.	(Continued)

During the year ended June 30, 2010 the Company (through its Subsidiaries) acquired the equivalent of 100,417,816 Class D shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010 and the balance was paid during the present period. The transaction was recorded by application of the “acquisition method” (See Note 1.5.I. to the Unaudited Basic Financial Statements) generating a gain in the year of Ps. 70.4 million. As result of this transaction, as of June 30, 2010 the Company’s ownership interest in BHSA was 28.03% (without considering treasury shares).

During July 2010 the company exercised its preemptive rights and took part in the offer mentioned in Note 24.A.1 acquiring 26,197,564 class D shares totaling Ps. 36.2 million.

During November 2010, E-Commerce S.A. sold in the market 75,000 Class D shares of BHSA for a price of Ps. 3.2867 per share, which totalized Ps. 0.2 million.

After the above mentioned purchases, as of December 31, 2010, the Company’s ownership interest in BHSA is 29.77% of BHSA’s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

Later, in June 2009, the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 1.9 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed a conditional acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of U$S40.0 million obtained by Rigby 183 and the sum of U$S45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of U$S10.0 million, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

The Company holds a 49% interest in Rigby 183 through IMadison LLC (“IMadison”) and an 8% interest through Real Estate Strategies (“RES”). The Company is currently negotiating the sale of the 8% interest held by RES.

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

6.	(Continued)

There are several landmark buildings in the area, such as the Empire State Building, Macy’s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. T he price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of December 31, 2010 is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Long-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

A Consultative Opinion request was filed by APSA with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.Such commission opinion was that the operation should be notified. Accordingly, on December 16, 2010, the sale was notified.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that the capital increase will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (iv) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

1.	(Continued)

On June 25, 2010, APSA (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent at least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price of US$ 0.4 million was fully cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is US$ 20.7 million of which US$ 7.1 million was paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The Commercial Center “Soleil Factory” mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Considering the goodwill value structure, APSA has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	(Continued)

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

3.	Tarshop S.A.

i) Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, the Company acquired the remaining minority interest (1.4122%) in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding.

ii) Sale of the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over the APSA Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

4.	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 226 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

6.	(Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in the accounts inventory and Fixed assets, in the line Units to be received Beruti.

7.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter commitment.

8.	Paraná plot of land.

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i) US$ 0.05 million was settled as prepayment on July 14, 2009,

ii) US$ 0.1 million was settled upon executing such agreement, and

iii) US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

9.	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, APSA entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period from January 1st, 2009. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping centers, mall, or commercial center of more than 20,000 square meters in the City of Buenos Aires. APSA agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly payments of US$ 0.05 million each. Corresponds to add the income tax withholdings in all at the cases.

10.	Sale of properties

i) Guaymallén plot of land

On March 26, 2010, APSA executed an agreement of purchase without possession by which APSA sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million which has been fully cancelled.

ii) Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots	Offer acceptance date	Agreed price (in thousands of US$)	Collected amount (in thousands of US$)	Title deed’s date
2 A	04/14/2010	4,200	1,050	—
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	579	—
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	—	—

The lots subject to these transactions have been recorded to the inventory account.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

11.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.(see Note 26).

12.	Purchase of TGLT S.A.’s shares

On November 4, 2010, the APSA acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Subsequently, on December 22, 2010, the company acquired 42,810 shares for the price of Ps. 0.4 million.

NOTE 23:	CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 477,544,197 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 15.5 million. As from the conversion, the number of APSA shares went from 782,064,214 to 1,259,608,411 (see Note 16.4 to the Unaudited Basic Financial Statements).

Thus, the holders of APSA’s notes (Negotiable Obligations convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of December 31, 2010, APSA’s Convertible Notes amounts to US$ 31.7 million.

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007. As of December 31, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of September 30, 2010 the Company held Series I Notes for Fv. US$ 39.6 million and Series II Notes for Fv. Ps 33.2 million. On October 12, 2010 the Company sold Series I Notes. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. US$ 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of December 31, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

NOTE 24:	SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, and entitled the Banco Central de la República Argentina (Central Bank of the Argentine Republic – “BCRA”) to determine the pertinent rules.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

After a series of presentations Banco Hipotecario S.A. submitted the final presentation and in September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

As of December 31, 2010, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 1,480,219 booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of December 31, 2010 and 2009 the assistance to the Public Sector reaches 13.6% and 19.8%, from total Assets, respectively.

Banco Hipotecario’s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders.

On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.52%.

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

2.	(Continued)

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the six-months periods ended December 31, 2010 and 2009, security charges of the Company amount to Ps. 2,296 and Ps. 2,400, respectively.

3.	Negative working capital

At the end of the period the Company had posted a Ps. 218,920 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

1.	(Continued)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally Shopping

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	(Continued)

Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90 running day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén.

3.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period/year end the amount pending of accrual are disclosed under Other liabilities – contributed leasehold improvements.

4.	Issuance of securities representing short-term debt of Tarshop S.A.

During the fiscal year ended as of June 30, 2010, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that could not exceed US$ 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

As of June 30, 2010, Class I was placed for a total nominal value of Ps. 22,720 and Class II was placed for a total nominal value of Ps. 40,000.

The Class I and II VCPs will accrue interest from the issuance date at an annual nominal rate equal to the BADLAR, plus cap-margin of 400 basic points.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

4.	(Continued)

Net funds resulting from placing both Classes were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

NOTE 25:	DERIVATIVES CONTRACTS

a) Futures contracts – Ritelco S.A. (Ritelco)

In the course of the period, Ritelco conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during the Period, Ritelco booked realized gains for US$ 30 (equivalent to Ps. 117) in the “Other holding results” line of its Income statement.

As of December 31, 2010, Ritelco carries neither derivatives contracts nor guarantees associated thereto.

NOTE 26:	SUBSEQUENT EVENTS

A.	Alto Palermo S.A.

1.	Acquisition of Metroshop S.A.’s shares.

On January 13, 2011, APSA executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop S.A.’s common capital stock.

On the same date, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by APSA, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A. , to grant the following assets:

i.	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	(Continued)

A.	(Continued)

ii.	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii.	All credit card customers or accounts and consumer loans.

iv.	Lease agreements on certain branches and their personal property.

v.	Labor agreements for payroll personnel.

These unaudited financial statements include provisions for the losses generated by transferring the previously mentioned assets, as well as for the severance pays resulting from Metroshop’s discontinuing its commercial activities.

APSA is currently analyzing the various possibilities to define the future operations of Metroshop S.A..

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the six-month periods

Beginning on July 1, 2010 and 2009 and

ended December 31, 2010 and 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	June 30, 2010		December 31, 2010	June 30, 2010
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2)	11,030	7,453	Trade accounts payable (Note 6)	20,846	22,715
Investments (Exhibits C and D)	145,033	77,222	Customer advances (Note 7)	9,921	19,865
Accounts receivable, net (Note 3)	42,793	38,940	Short-term debt (Note 8)	506,672	399,975
Other receivables (Note 4)	117,200	97,652	Salaries and social security payable	1,685	3,547
Inventories (Note 5)	28,373	33,478	Taxes payable (Note 9)	13,777	16,086

Total Current Assets	344,429	254,745	Other liabilities (Note 10)	83,413	24,986

			Subtotal Current Liabilities	636,314	487,174

			Allowances (Exhibit E)	698	631

			Total Current Liabilities	637,012	487,805

			NON-CURRENT LIABILITIES
			Customer advances (Note 7)	11	1,206
NON-CURRENT ASSETS			Long-term debt (Note 8)	1,223,019	637,461
Accounts receivable, net (Note 3)	9,428	16,551	Taxes payable (Note 9)	48,620	55,869
Other receivables (Note 4)	60,847	64,774	Other liabilities (Note 10)	61,029	61,656

Inventories (Note 5)	39,271	58,111	Total Non-Current Liabilities	1,332,679	756,192

Investments (Exhibits C and D)	3,065,047	2,334,314	Total Liabilities	1,969,691	1,243,997

Fixed assets, net (Exhibit A)	947,840	958,039
Intangible Assets, net (Exhibit B)	54	721

Subtotal Non-Current Assets	4,122,487	3,432,510

Negative goodwill, net	(39,173)	(40,212)

Total Non-Current Assets	4,083,314	3,392,298	SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,458,052	2,403,046

Total Assets	4,427,743	3,647,043	Total Liabilities and Shareholders’ Equity	4,427,743	3,647,043

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Revenues	114,411	217,707
Costs (Exhibit F)	(41,978)	(58,430)

Gross profit	72,433	159,277

Administrative expenses (Exhibit H)	(40,358)	(26,273)
Selling expenses (Exhibit H)	(7,125)	(9,180)

Subtotal	(47,483)	(35,453)

Gain from recognition of inventories at net realizable value	12,192	3,328

Operating income	37,142	127,152

Amortization of negative goodwill, net	1,039	1,039

Financial results generated by assets:
Interest income	18,303	21,582
Foreign exchange gain	7,141	(591)
Holding gain	6,630	8,219

Subtotal	32,074	29,210

Financial results generated by liabilities:
Interest expense (Exhibit H)	(74,269)	(38,660)
Foreign exchange loss	(16,993)	369
Other financial expenses (Exhibit H)	(1,951)	(527)

Subtotal	(93,213)	(38,818)

Financial results, net	(61,139)	(9,608)

Gain on equity investees (Note 12.c.)	190,068	196,289
Other expenses, net (Note 11)	(6,654)	(6,591)

Net income before tax	160,456	308,281

Income tax (Note 15)	10,102	(43,968)

Net income for the period	170,558	264,313

Earnings per share (Note 13):
Basic net income per share	0.295	0.457
Diluted net income per share	0.295	0.457

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings			Retained earnings	Total at the period end
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 14.b)	Reserve for new developments	Cumulative translation adjustment
Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	12,849	210,767	2,095,662

Cumulative translation adjustment	—	—	—	—	—	—	(44)	—	(44)
Appropriation of retained earnings approved by Shareholders meeting held 10.29.09
- Distribution of dividends	—	—	—	—	—	—	—	(31,727)	(31,727)
- Legal Reserve increase	—	—	—	—	7,932	—	—	(7,932)	—
Net gain for the period 07.01.09 –12.31.09	—	—	—	—	—	—	—	264,313	264,313

Balances as of December 31, 2009	578,676	274,387	793,123	1,646,186	40,306	193,486	12,805	435,421	2,328,204

Cumulative translation adjustment	—	—	—	—	—	—	4,654	—	4,654
Net gain for the period 01.01.10 – 06.30.10	—	—	—	—	—	—	—	70,188	70,188

Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	17,459	505,609	2,403,046

Appropriation of retained earnings approved by Shareholders meeting held 10.29.10
- Distribution of dividends	—	—	—	—	—	—	—	(120,000)	(120,000)
- Legal Reserve increase	—	—	—	—	16,725	—	—	(16,725)	—
- Reserve for new developments increase	—	—	—	—	—	197,776	—	(197,776)	—
Cumulative translation adjustment	—	—	—	—	—	—	4,448	—	4,448
Net gain for the period 07.01.10 – 12.31.10	—	—	—	—	—	—	—	170,558	170,558

Balances as of December 31, 2010	578,676	274,387	793,123	1,646,186	57,031	391,262	21,907	341,666	2,458,052

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	57,467	99,408
Cash and cash equivalents as of the end of the period	119,296	26,336

Net increase (decrease) in cash and cash equivalents	61,829	(73,072)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	170,558	264,313
(Less) plus income tax and MPIT accrued for the period	(10,102)	43,968
Adjustments to reconcile net income to cash flows from operating activities:
• Allowances and provisions	17,793	15,659
• Amortization and depreciation	12,238	12,256
• Gain on equity investees	(190,068)	(196,289)
• Financial results, net	(10,823)	(30,162)
• Accrued interest	63,047	36,697
• Gain from recognition of inventories at net realizable value	(12,192)	(3,328)
• Amortization of negative goodwill net	(1,039)	(1,039)
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in accounts receivables net	6,689	7,876
• (Increase) decrease in other receivables	(7,389)	6,589
• Decrease in inventory	24,626	36,816
• Decrease in trade accounts payable	(3,215)	(3,580)
• (Decrease) increase in customer advances	(11,324)	3,712
• Decrease in taxes payable and salaries and social security payable	(2,995)	(17,695)
• Decrease in other liabilities	(12,179)	(7,141)

Net cash provided by operating activities	33,625	168,652

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in other investments	164,283	9,155
• (Increase) decrease in current investments	(15,704)	14,207
• Cash collected from merger, spin-off-merger and acquisition of related parties	—	5,038
• Acquisition and improvements of fixed assets	(573)	(1,550)
• Shareholding increase in equity investees	(480,317)	(20)
• Increase in undeveloped parcels of land	—	(22,251)
• Irrevocable contributions in subsidiary companies	(241,182)	(239,363)
• Dividends collection	114,784	35,471
• Cash collected from loans granted to related parties	34,273	5,306
• Loans granted to related parties	(93,911)	(33,878)

Net cash used in investing activities	(518,347)	(227,885)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of Dividends	(120,000)	(31,727)
• Increase of issuance of non-convertible notes, net of issuance expenses	567,449	—
• Increase in bank overdraft, net	116,370	83,303
• Payments of loans with related companies	(207)	(878)
• Loans with related companies	55,132	—
• Payment of loans	(40,000)	(26,532)
• Payments of interest	(32,193)	(38,005)

Net cash provided by (used in) financing activities	546,551	(13,839)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	61,829	(73,072)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2010	December 31, 2009
Supplemental cash flow information
• Income tax paid	5,598	15,132
Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	—	34,757
• Increase in non-current investments through a decrease in other receivables	56,593	6,359
• Decrease in non-current investments through an increase in other receivables	—	15,065
• Cumulative translation differences	4,448	44
• Transfer of undeveloped parcels of land to inventories	3,030	—
• Increase in inventories through a decrease in equity investments	14,541	—

	December 31, 2010	December 31, 2009
Merger, spin-off - merger and acquisition of subsidiaries (Note 16.2)
• Current investments	—	13
• Accounts receivable, net	—	953
• Other receivables	—	(51,187)
• Inventories	—	12,666
• Fixed assets, net	—	93,678
• Intangible assets, net	—	128
• Undeveloped parcels of lands	—	18,123
• Non-current investment	—	277,117
• Negative goodwill, net	—	—
• Trade accounts payable	—	1,244
• Customer advances	—	(1,105)
• Salaries and social security payable	—	(1,261)
• Taxes payable	—	(14,372)
• Other liabilities	—	(1,876)

Net value of assets acquired not considered cash and cash equivalents	—	334,121

• Cash and cash equivalents	—	5,038

Net value of assets acquired	—	339,159

• Higher value of the acquired assets	—	6,575
• Equity from merged and acquired subsidiaries	—	(303,444)
• Goodwill	—	(42,290)

Net value of merger	—	—

Alejandro G. Elsztain Vice-President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the six-month periods ended December 31, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s six-month periods results do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.3	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2010 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the six-month period ended December 31, 2010 of the unaudited income, shareholders’ equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30, 2010 and December 31, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

1.5.	Significant accounting polices

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

c.	Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivable, net and trade accounts payable

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

f.	Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3. or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Units to be received:

The Company has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

•	Investments in subsidiaries and equity investments:

Non-current investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at December 31, 2010 issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A. and Torodur S.A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the Company’s operations in relation to its subsidiaries whose operations are carried out fully abroad.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

Tyrus’s and Torodur’s assets and liabilities were converted into pesos at the exchange rate in force at the close of the period/year. The Statement of Income accounts have been converted into pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Cumulative translation adjustment”.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Unaudited Statements of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

k.	Intangible assets, net

Intangible assets mainly corresponds to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the unaudited Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

p.	(Continued)

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a case-by-case basis considering the present value of expected future cash flows. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets which had been impaired in prior years increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of fixed assets during the period ended as of December 31, 2010 and the fiscal year ended as of June 30, 2010 are detailed in Exhibit E.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A. and Torodur S.A. financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

s.	Profit and loss accounts

The profit and loss for the period are shown as follows:

Amounts included in Unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

t.	(Continued)

t.2	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Palermo Invest S.A. (see Note 16.2.).

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the unaudited consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

1.6	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, IRSA’s Board of Directors has approved the specific implementation plan for the application of IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Cash on hand (Exhibit G)	134	119
Banks accounts (Exhibit G)	10,896	2,117
Checks to be deposited	—	5,217

	11,030	7,453

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	31,929	9,428	25,607	16,551
Related parties (Note 12.a.) (Exhibit G)	14,143	—	14,738	—
Debtors under legal proceedings and past due debts	8,663	—	8,355	—
Notes receivable	342	—	339	—
Less:
Allowance for doubtful accounts (Exhibit E)	(12,284)	—	(10,099)	—

	42,793	9,428	38,940	16,551

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	107,204	15,406	41,036	34,430
Receivables from the sale of shares (Exhibit G) (1)	—	—	35,772	—
Guarantee deposits (Exhibit G)	—	—	8,402	—
Prepaid expenses and services	4,540	1,086	7,933	1,168
Stock market transactions to be liquidated	327	—	—	—
MPIT	—	43,765	—	28,589
Present value	—	(165)	—	(168)
Others (Exhibit G)	5,129	755	4,509	755

	117,200	60,847	97,652	64,774

(1)	See Note 16.9.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
Credit from barter of Caballito (Cyrsa) (1) (Note 12.a.)	—	—	—	37,939
Caballito Plot of Land (1)	—	24,494	—	—
Caballito Nuevo (2)	10,643	2,589	25,808	6,654
El Encuentro (3)	4,631	3,745	4,938	5,318
Torres Jardin IV	10,758	—	—	—
Pereiraola (4)	—	8,200	—	8,200
Abril	1,362	243	1,755	—
Other inventories	979	—	977	—

	28,373	39,271	33,478	58,111

(1)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby the Company conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa Agreed to conduct a real estate development in that plot for the Construction of homes. As consideration, Cyrsa would pay 25% of the units making up the buildings to be constructed in the plot. To guarantee compliance with its obligations, Cyrsa mortgaged the land for the amount of US$ 12.6 million in favor of the Company.

On December 17, 2010, the Company and Cyrsa executed an agreement whereby they extinguished the obligations arising from the barter agreement dated June 30, 2008 and the title deed dated July 31, 2008. The Company thus considers that the first mortgage set up to guarantee the obligations taken on by Cyrsa has been cancelled whilst Cyrsa conveys full title over the property bartered, which has been recognized at its original book value.

(2)

In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.” As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

security interests that had been set up in that respect were cancelled. Preliminary sales agreements were signed over 75 functional units to be received. With these units recognized at net realizable value, this transaction generated gain of Ps. 3,626 during the six-month period ended on December 31, 2010 and Ps. 4,839 during the fiscal year ended as of June 30, 2010

(3)	In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. In addition preliminary sales agreements have been signed for 6 units. With these units recognized at net realizable value, this transaction generated gain of Ps. 814 for the six-month period ended December 31, 2010 and Ps. 1,044 during the fiscal year ended as of June 30, 2010. Title deeds have been drawn for the sale of a further 26 units.
(4)	See Note 16.5.

NOTE 6:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	December 31, 2010	June 30, 2010
Related parties (Note 12.a.) (Exhibit G)	11,259	13,274
Suppliers (Exhibit G)	4,748	4,642
Accruals	4,691	4,579
Others	148	220

	20,846	22,715

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
Customer advances (Exhibit G)	7,530	—	17,468	—
Leases and services advances	2,391	11	2,397	1,206

	9,921	11	19,865	1,206

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
Bank Overdrafts	428,282	—	311,912	—
Bank Loans (Exhibit G) (1)	28,370	53,371	68,054	52,767
Non convertible Notes -2017 (Notes 12.a., 17 and Exhibit G) (2)	20,248	591,881	20,009	584,694
Non convertible notes - 2020 (Notes 12.a., 17 and Exhibit G) (3)	29,772	577,767	—	—

	506,672	1,223,019	399,975	637,461

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

(1)	The balance as of December 31, 2010 corresponds to the debt for purchase the República building (Exhibit G).
(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 4,519 non-current and Ps. 874 current and Ps. 4,956 non-current as of December 31, 2010 and June 30, 2010, respectively.
(3)	It is disclosed net of issuance expenses for Ps. 711 current and Ps. 6,039 non-current, as of December 31, 2010.

NOTE 9:	TAXES PAYABLES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
MPIT	4,698	—	5,826	—
Provision on tax on Shareholders’ personal assets	4,569	—	3,582	—
VAT, net balance	1,560	—	3,361	—
Tax retentions to third parties	2,524	—	1,472	—
Gross revenue tax	129	—	1,160	—
Income tax, net	—	—	390	—
Tax facilities for gross revenue tax	155	274	153	351
Tax facilities for municipal taxes	142	390	142	472
Deferred income tax (Note 15)	—	47,956	—	55,046

	13,777	48,620	16,086	55,869

NOTE 10:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2010		June 30, 2010
	Current	Non- current	Current	Non- current
Related parties (Note 12.a. and Exhibit G)	65,917	58,122	1,246	57,457
Directors’ fees provision (Note 12.a.) (1)	9,510	—	15,060	—
Administration and reserve funds	2,709	—	3,395	—
Guarantee deposits (Exhibit G)	4,323	2,795	3,014	4,106
Below Market leases (Note 1.5.l.)	—	—	1,308	—
Present value	—	(82)	—	(102)
Others	954	194	963	195

	83,413	61,029	24,986	61,656

(1)	As of December 31, 2010 and June 30, 2010, it is disclosed net of advances to Directors for Ps. 5,156 and Ps. 11,519, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2010	December 31, 2009
Other income:
Recovery of allowances	—	13
Others	18	385

Subtotal	18	398

Other expenses:
Donations	(3,646)	(2,879)
Tax on Shareholders’ personal assets	(2,295)	(2,346)
Unrecoverable VAT	(559)	(1,295)
Lawsuits contingencies (1)	(121)	(90)
Others	(51)	(379)

Subtotal	(6,672)	(6,989)

Total other expenses, net	(6,654)	(6,591)

(1)	As of December 31, 2010 includes Ps. 104 corresponding to allowances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of December 31, 2010 and June 30, 2010, with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non-current Investments	Account receivable, net – current	Other receivables – current	Other receivables – non current	Trade accounts payable – current	Other current liabilities	Other non current liablitites	Totals
Alto Palermo S.A. (1)	14,059	132,836	1,692	118	—	(998)	(56,394)	—	91,313
Arcos del Gourmet S.A. (1)	—	—	1	—	—	—	—	—	1
Agro- Uranga S.A.		—	—	—	—	(1)	—	—	(1)
Baicom Networks S.A. (5)	—	—	18	37	—	—	—	—	55
Banco Hipotecario S.A.		—	—	—	—	(20)	—	—	(20)
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	695	115	—	—	—	—	810
Consorcio Dock del Plata (4)	—	—	269	1	—	—	—	—	270
Consorcio Libertador S.A. (4)	—	—	—	120	—	(98)	(4)	—	18
Consorcio Torre Boston S.A.(4)	—	—	1,687	333	—	(1,167)	—	—	853
Consultores Assets Management S.A. (4)	—	—	1,030	8	—	(2)	—	—	1,036
Cresud S.A.C.I.F. y A. (2)	—	—	1,315	7,135	—	(5,448)	—	—	3,002
Cyrsa S.A. (5)	—	—	2,809	545	—	(1,603)	—	—	1,751
Directors (4)	—	—	—	164	—	—	(9,510)	(8)	(9,354)
E-Commerce Latina S.A. (1)	—	—	2	6,382	—	(150)	—	—	6,234
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	(2)	(2)	—	(4)
Estudio Zang, Bergel & Viñes (4)	—	—	—	20	—	(157)	—	—	(137)
Fibesa S.A. (1)	—	—	274	3	—	(109)	—	—	168
Fundación IRSA (4)	—	—	38	1	—	(363)	—	—	(324)
Futuros y opciones S.A.	—	—	1	—	—	—	—	—	1
Hersha Hospitality Trust (3)	—	—	—	113	—	—	—	—	113
Hoteles Argentinos S.A. (1)	—	—	1	21	—	—	(798)	—	(776)
Inversora Bolívar S.A. (1) (6)	—	—	97	6,413	—	(200)	—	—	6,310
IRSA International LLC (1)	—	—	—	1,095	—	(531)	—	—	564
Jiwin S.A. (1)	—	—	—	—	—	—	—	—	—
Llao – Llao Resorts S.A. (1)	—	—	1,879	41	—	—	(262)	(7)	1,651
Miltary S.A. (1)	—	—	—	28	—	—	—	—	28
Museo de los niños (4)	—	—	21	—	—	—	—	—	21
Nuevas Fronteras S.A. (1)	—	—	49	1	—	(20)	(80)	(4,780)	(4,830)
Palermo Invest S.A. (1) (6)	—	—	209	4	—	(247)	(7,927)	—	(7,961)
Panamerican Mall S.A. (1)	—	—	—	—	—	(1)	—	—	(1)
Employees (4)	—	—	—	433	—	(21)	—	—	412
Puerto Retiro S.A. (5)	—	—	115	1	—	(11)	—	—	105
Quality Invest S.A. (1)	—	—	118	—	—	(107)	—	—	11
REIG I (1)	—	—	—	69,680	—	—	—	—	69,680
Ritelco S.A. (1)	—	—	39	6,357	—	—	(450)	(53,327)	(47,381)
Shopping Neuquén S.A. (1)	—	—	—	—	—	—	—	—	—
Solares de Santa María S.A. (1)	—	—	1,585	114	15,406	—	—	—	17,105
Tarshop S.A. (3)	—	—	145	—	—	(3)	—	—	142
Torodur S.A. (1)	—	—	—	13	—	—	—	—	13
Tyrus S.A. (1)	—	—	35	7,908	—	—	—	—	7,943
Unicity S.A.	—	—	17	—	—	—	—	—	17

Totals as of December 31, 2010	14,059	132,836	14,143	107,204	15,406	(11,259)	(75,427)	(58,122)	138,840

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current Investments	Non-current Investments	Account receivable, net – current	Other receivables – current	Other receivables – non current	Inventories Caballito plot of land barter	Trade accounts payable – current	Short-term debt	Long-term debt	Other current liabilities	Other non current liablitites	Total
Alto Palermo S.A. (1)	20,720	293,890	1,943	220	—	—	(3,670)	—	—	—	—	313,103
Banco Hipotecario (3)	—	—	—	—	—	—	(159)	—	—	—	—	(159)
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	634	102	—	—	—	—	—	—	—	736
Consorcio Dock del Plata (4)	—	—	883	2	—	—	(10)	—	—	(3)	—	872
Consorcio Libertador S.A. (4)	—	—	—	20	—	—	(66)	—	—	(4)	—	(50)
Consorcio Torre Boston S.A.(4)	—	—	595	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (4)	—	—	814	29	—	—	(2)	—	—	—	—	841
Cresud S.A.C.I.F. y A. (2)	—	—	948	35,573	—	—	(6,748)	(4,616)	(72,174)	—	—	(47,017)
Cyrsa S.A. (5)	—	—	3,170	16	—	37,939	(1,576)	—	—	—	—	39,549
Directors (4)	—	—	—	164	—	—	(36)	—	—	(15,060)	(8)	(14,940)
E-Commerce Latina S.A. (1)	—	—	72	295	—	—	—	—	—	—	—	367
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Estudio Zang, Bergel & Viñes (4)	—	—	—	22	—	—	(290)	—	—	—	—	(268)
Fibesa S.A. (1)	—	—	248	3	—	—	(42)	—	—	—	—	209
Fundación IRSA (4)	—	—	36	5	—	—	—	—	—	—	—	41
Hersha Hospitality Trust (3)	—	—	—	112	—	—	—	—	—	—	—	112
Hoteles Argentinos S.A. (1)	—	—	9	21	—	—	—	—	—	(789)	—	(759)
Inversora Bolívar S.A. (1) (6)	—	—	—	607	—	—	(5)	—	—	—	—	602
IRSA International LLC (1)	—	—	—	633	—	—	(525)	—	—	—	—	108
Llao – Llao Resorts S.A. (1)	—	—	980	2,237	19,792	—	—	—	—	(260)	—	22,749
Miltary S.A. (1)	—	—	—	9	—	—	—	—	—	—	—	9
Museo de los niños (4)	—	—	26	—	—	—	—	—	—	—	—	26
Nuevas Fronteras S.A. (1)	—	—	145	1	—	—	(81)	—	—	(19)	(4,726)	(4,680)
Palermo Invest S.A. (1) (6)	—	—	10	36	—	—	—	—	—	—	—	46
Panamerican Mall S.A. (1)	—	—	—	1	—	—	(3)	—	—	—	—	(2)
Employees (4)	—	—	—	48	—	—	(28)	—	—	—	—	20
Puerto Retiro S.A. (5)	—	—	119	—	—	—	(11)	—	—	—	—	108
Quality Invest S.A. (1)	—	—	14	—	—	—	—	—	—	—	—	14
REIG I (1)	—	—	—	581	—	—	—	—	—	—	—	581
Ritelco S.A. (1)	—	—	—	6	—	—	—	—	—	(171)	(52,723)	(52,888)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,300	49	14,638	—	—	—	—	—	—	15,987
Tarshop S.A. (3)	—	—	2,790	—	—	—	(21)	—	—	—	—	2,769
Torodur S.A. (1)	—	—	—	8	—	—	—	—	—	—	—	8
Tyrus S.A. (1)	—	—	—	30	—	—	—	—	—	—	—	30

Totals as of June 30, 2010	20,720	293,890	14,738	41,036	34,430	37,939	(13,274)	(4,616)	(72,174)	(16,306)	(57,457)	278,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended December 31, 2010 and 2009 are as follows:

Related parties	Sales and services fees	Leases earned	Cost of services	Interest earned	Donations	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	—	2,237	—	11,218	—	(641)	(722)	12,092
Canteras Natal Crespo S.A. (5)	48	—	—	4	—	—	—	52
Cresud S.A.C.I.F. y A. (2)	—	339	—	908	—	(8,341)	(4,760)	(11,854)
Consorcio Dock del Plata S.A. (4)	78	—	—	—	—	—	—	78
Consorcio Libertador S.A. (4)	61	6	—	—	—	—	—	67
Consorcio de Propietarios Torre Boston (4)	161	—	(2,966)	—	—	—	—	(2,805)
Consultores, Assets Management S.A. (4)	—	11	—	—	—	—	—	11
CYRSA S.A. (5)	—	8	—	—	—	—	—	8
Directors (4)	—	—	—	—	—	(14,666)	—	(14,666)
E-Commerce S.A. (1)	3	—	—	413	—	—	—	416
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	—	(1,498)	—	(1,498)
Fibesa S.A (1)	19	360	—	—	—	—	—	379
Fundacion Irsa (4)	—	—	—	—	(1,739)	—	—	(1,739)
Inversora Bolívar S.A. (1) (6)	—	—	—	397	—	—	—	397
Llao Llao Resorts S.A. (1)	—	38	—	612	—	—	—	650
Nuevas Fronteras S.A. (1)	415	—	—	—	—	—	(120)	295
Palermo Invest S.A. (1)	—	—	—	119	—	—	(5)	114
Quality Invest S.A. (1)	—	—	—	81	—	—	—	81
Ritelco S.A. (1)	—	—	—	275	—	—	(483)	(208)
Solares de Santa María S.A. (1)	—	—	—	693	—	—	—	693
Tarshop S.A. (1)	95	1,222	—	—	—	—	—	1,317
Tyrus S.A. (1)	—	—	—	340	—	—	—	340

Totals at December 31, 2010	880	4,221	(2,966)	15,060	(1,739)	(25,146)	(6,090)	(15,780)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sales and services fees	Leases earned	Cost of services	Interest earned	Donations	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	—	1,961	(193)	14,278	—	—	—	16,046
Canteras Natal Crespo S.A. (5)	48	—	—	100	—	—	—	148
Cresud S.A.C.I.F. y A. (2)	1,879	626	—	375	—	—	(5,390)	(2,510)
Consorcio Dock del Plata S.A. (4)	117	—	—	—	—	—	—	117
Consorcio Libertador S.A. (4)	51	5	—	—	—	—	—	56
CYRSA (5)	—	89	—	—	—	—	—	89
Directors (4)	—	—	—	—	—	(6,014)	—	(6,014)
E-Commerce S.A. (1)	4	—	—	—	—	—	—	4
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	—	(1,056)	—	(1,056)
Fibesa S.A (1)	—	292	—	—	—	—	—	292
Llao Llao Resorts S.A. (1)	—	47	—	2,069	—	—	—	2,116
Nuevas Fronteras S.A. (1)	230	—	—	—	—	—	(116)	114
Loans granted to employees (4)	—	—	—	10	—	—	—	10
Ritelco S.A. (1)	—	—	—	—	—	—	(697)	(697)
Solares de Santa María S.A. (1)	—	—	—	617	—	—	—	617
Tarshop S.A. (1)	43	664	—	—	—	—	—	707

Totals at December 31, 2009	2,372	3,684	(193)	17,449	—	(7,070)	(6,203)	10,039

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Related party (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control
(6)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	December 31, 2010	December 31, 2009
Gain on equity investees	186,538	202,417
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	9,250	1,033
Accrual of financial results from notes of APSA (Note 18.1)	(5,554)	(7,161)
Foreign exchange gain of notes of APSA	(166)	—

	190,068	196,289

NOTE 13:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	December 31, 2010	December 31, 2009
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2010	December 31, 2009
Net income for calculation of basic earnings per share	170,558	264,313
Dilutive effect	—	—

Net income for calculation of diluted earnings per share	170,558	264,313

Net basic income per share	0.295	0.457
Net diluted income per share	0.295	0.457

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	COMMON STOCK

a.	Common stock

As of December 31, 2010, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

iv)	See Note 18.3.

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (1)	Balances at period-end
Deferred assets and liabilities
Cash and Banks	(10)	201	191
Investments	52,957	(4,601)	48,356
Accounts receivable, net	1,279	(328)	951
Other receivables	(217)	231	14
Inventories	(33)	(9,750)	(9,783)
Fixed assets, net	(108,286)	8,742	(99,544)
Tax loss carryfowards	—	13,737	13,737
Short and long-term debt	(2,041)	(2,209)	(4,250)
Salaries and social security payable	443	223	666
Other liabilities	862	844	1,706

Total net deferred liabilities	(55,046)	7,090	(47,956)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

The detail of tax loss carryfowards not expired that have not yet been used as of period/fiscal year amounts to Ps. 39,247:

Year of generation	Amount	Statute of Limitation
2009	—	2014
2011	39,247	2016

Tax loss carryforwards	39,247

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended December 31, 2010 and 2009, respectively:

Items	12.31.10	12.31.09
Pretax income	160,456	308,281
Statutory income tax rate	35%	35%

Income tax expense at statutory tax rate on pretax income	56,160	107,898

Permanent differences at tax rate:
- Restatement into constant currency	614	5,988
- Amortization of intangible assets	1,442	—
- Gain on equity investee	(66,524)	(68,701)
- Donations	1,276	559
- Tax on personal assets	803	—
- Others	(860)	(1,399)
- Difference between tax return and tax provision	(3,013)	—

Income tax charge for the period	(10,102)	44,345

MPIT charge for the period	—	(377)

Total income tax and MPIT charge for the period	(10,102)	43,968

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	12.31.10	12.31.09
Total income and MPIT expense	(10,102)	43,968

Less temporary differences:
Additions
Account receivable, net	—	1,800
Tax loss carryfowards	13,737	1,746
Inventories	(9,750)	—
Fixed assets, net	—	(45,316)
Loans	(2,209)	—
Salaries and social security payable	223	240
Reversals		—
Cash and Banks	201	70
Account receivable, net	(328)	—
Inventories	—	41
Investments	(4,601)	(381)
Other receivables	231	352
Fixed assets, net	8,742	—
Intangible assets, net	—	(199)
Banks and financial loans	—	153
Other liabilities	844	(630)

Total temporary differences	7,090	(42,124)

Less: Difference between tax return and tax provision	3,012	—

Plus balances incorporated from spin-off - merger (Note 16.2)	—	8,931

Total income tax	—	10,775

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 117.3 million which should be recorded in the retained earnings for Ps. 120.1 million (loss) and in the income statement accounts of the period Ps. 2.8 million (gain). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.6	8.7	7.0	94.0	117.3

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

During the six-month period ended on December 31, 2009, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 12,057 square meters in exchange for a total of Ps. 133.1 million. The gross income generated by these transactions amounted to Ps. 93.7 million.

During the six-month period ended December 31, 2010 there were no sale of offices.

2.	Merger and spin-off/merger between the Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s Shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. and Inversora Bolívar S.A. to be subsequently merged with the Company as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities (See Note 18.3).

3.	Acquisition of Catalinas Norte plot of land.

On December 2009 the Company acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million were paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million were paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

4.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

4.	(Continued)

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of December 31, 2010, the Company’s interest in APSA rose from 63.35% to 94.89% (See Note 18.2.).

5.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first installment falling due in December 2010.

6.	Acquisition of Torodur S.A.

In May 2010 the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP, at cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

7.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot at Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

8.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offer and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, as of December 31, 2010, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares). By virtue of the provisions arising from the Bank’s by-laws, the shares acquired do not entitle holders to vote or to collect dividends and/or any other distributions.

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio) and thus outside the scope of the restrictions imposed by the by-laws previously discussed.

9.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A.(“Unicity”) for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares De Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

10.	Acquisition of shares in TGLT S.A.

In November 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

NOTE 17:	ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non-convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible notes-2017 contain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase of Alto Palermo’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

2.	Agreement entered into with Cresud over an assignment of rights to APSA shares

On October 15, 2010, the Company and Cresud S.A. entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the financial and voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

3.	Shareholders’ Meeting held on October 29, 2010.

The following are some of the resolutions adopted by the shareholders’ meeting:

•	To enhance the amount of the Program for the Issuance of Negotiable Obligations currently in force for up to an additional US$ 50 million (See Note 17).

•	To pay a cash-only dividend for Ps.120 million, thus raising the amount proposed by the Board (See Note 1.5.w.)

•	The fees of the Board of Directors for Ps. 27,791.

•

The reorganization approved in its entirety by the Shareholders’ meeting held on October 29 and November 27, 2009 as well as the powers delegated in due time by management exactly as delegated; and to ratify and approve the documentation submitted to the meeting’s consideration and the powers delegated in due time (See Note 16.2).

•	The payment of a bonus to the Company’s management equivalent to up to 1% of its outstanding capital stock.

4.	Negative working capital

At the end of the period, the Company had posted a Ps. 292,583 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

NOTE 19:	RESTRICTED ASSETS

1.	The Company carries a mortgage on the property designated as “Suipacha 652” set up to secure its obligation to construct a building and transfer the units to be constructed in the building as price balance for the acquisition of the property located at Libertador 1755.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term.

3.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these unaudited financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August, 2007 the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November, 2007 the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. As of the date of issuance of these unaudited financial statements the authorization is being processed.

In May, 2008 the Company applied to the CNDC for a consultative opinion whether the Company had to notify or not the acquisition of Edificio República. The CNDC stated that there was indeed a duty to notify the transaction. In February, 2010 the Company has presented the required documentation notifying the operation. On November 3, 2010 the operation was approved.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	SUBSEQUENT EVENTS

Sale of BHSA shares

On January 7, 2011, the Company sold 3,104,603 Class D ordinary shares and 124,764 ADRs of Banco Hipotecario S.A. to Palermo Invest S.A. for US$ 3,331. As a result of the sale, the Company’s ownership interest is now 5% of Banco Hipotecario S.A.’s capital stock (without considering the treasury shares in portfolio).

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the six-month period beginning on July 1, 2010

and ended December 31, 2010 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

						Depreciation
								For the period/year
Items	Value as of beginning of year		Additions and Transfers	Deductions and Transfers	Value as of end of period/year	Accumulated as of beginning of year		Increase, decreases and Transfers	Amount (1)	Accumulated as of end of the period/year		Allowances for impairment (2)	Net carrying value as of December 31, 2010	Net carrying value as of June 30, 2010
Furniture and fixtures	2,886		—	—	2,886	2,526		—	19	2,545		—	341	360
Machinery, equipment and computer equipment	10,288		329	—	10,617	9,692		—	221	9,913		—	704	596
Leasehold improvements	8,180		—	—	8,180	8,094		—	18	8,112		—	68	86
Vehicles	221		—	—	221	221		—	—	221		—	—	—
Work in progress	2,034		167	—	2,201	—		—	—	—		—	2,201	2,034
Advances for fixed assets	268		18	—	286	—		—	—	—		—	286	268

Subtotal other fixed assets	23,877		514	—	24,391	20,533		—	258	20,791		—	3,600	3,344

Properties:
Edificio República	230,294		—	—	230,294	10,517		—	2,350	12,867		—	217,427	219,777
Torre BankBoston (3)	169,078		—	—	169,078	8,192		—	1,453	9,645		—	159,433	160,886
Bouchard 551	160,657		—	—	160,657	10,087		—	1,164	11,251		—	149,406	150,570
Plot of land Catalinas Norte	100,804		59	—	100,863	—		—	—	—		—	100,863	100,804
Intercontinental	113,969		—	—	113,969	31,561		—	2,007	33,568		—	80,401	82,408
Bouchard 710	72,460		—	—	72,460	7,199		—	511	7,710		—	64,750	65,261
Dique IV	67,256		—	—	67,256	2,636		—	1,129	3,765		—	63,491	64,620
Maipú 1300	52,716		—	—	52,716	14,429		—	691	15,120		—	37,596	38,287
Costeros Dique IV	23,337		—	—	23,337	4,226		—	294	4,520		—	18,817	19,111
Libertador 498	20,344		—	—	20,344	5,687		—	284	5,971		—	14,373	14,657
Suipacha 652	17,010		—	—	17,010	6,074		—	226	6,300		—	10,710	10,936
Museo Renault (4)	8,503		—	—	8,503	605		—	128	733		—	7,770	7,898
Constitución 1159	8,762		—	—	8,762	—		—	—	—		(3,335)	5,427	5,427
Avda. de Mayo 595	7,339		—	—	7,339	2,850		—	117	2,967		—	4,372	4,489
Thames	8,955		—	—	8,955	5,058		—	2	5060		—	3,895	3,897
Casona Abril	3,412		—	—	3,412	684		—	101	785		—	2,627	2,728
Constitución 1111	1,338		—	—	1,338	441		—	21	462		—	876	897
Dock del Plata	932		—	—	932	68		—	10	78		—	854	864
Alto Palermo Park	622		—	—	622	76		—	—	76		—	546	546
Madero 1020	363		—	—	363	145		—	10	155		—	208	218
Rivadavia 2768	334		—	—	334	117		—	13	130		—	204	217
Sarmiento 517	485		—	—	485	91		—	9	100		(191)	194	197

Subtotal properties	1,068,970		59	—	1,069,029	110,743		—	10,520	121,263		(3,526)	944,240	954,695

Total as of December 31, 2010	1,092,847		573	—	1,093,420	131,276		—	10,778	142,054		(3,526)	947,840

Total as of June 30, 2010	911,934	(5)	235,042	(54,129)	1,092,847	80,667	(6)	28,645	21,964	131,276	(7)	(3,532)		958,039

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 6 (Exhibit H).
(3)	Includes Ps. 5,585 and Ps. 5,690 as of December 31 and June 30, 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,032 and Ps. 3,113 as of December 31, 2010 and June 30, 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.2.).
(6)	Includes Ps. 38,471 incorporated by spin-off - merger (See Note 16.2.).
(7)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the six-month period beginning on July 1, 2010

and ended December 31, 2010 compared with the period ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value					Amortization					Net carrying value as of December 31, 2010	Net carrying value as of June 30, 2010
	Value as of beginning of year		Additions and transfers	Deductions and transfers	Value as of period/ year end	Accumulated as of beginning of year		For the period/year		Accumulated as of end of the period/ year
								Additions and Deductions and transfers	Amount (1)
Intangible Assets – savings expenses
- Torre BankBoston	5,644		—	—	5,644	5,070		—	574	5,644	—	574
- Museo Renault	198		—	—	198	198		—	—	198	—	—
- Edificio República	555		—	—	555	468		—	87	555	—	87
Expenses on real estate development	1,150		—	—	1,150	1,148		—	1	1,149	1	2
Expenses on projects development	294		—	—	294	236		—	5	241	53	58

Totals as of December 31, 2010	7,841		—	—	7,841	7,120		—	667	7,787	54

Totals as of June 30, 2010	6,397	(2)	1,444	—	7,841	3,734	(2)	1,316	2,070	7,120		721

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off - merger (See Note 16.2.)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

Issuer and types of securities	Currency	P.V.	Amount	Book value as of December 31, 2010	Book value as of June 30, 2010	Issuer’s information (1)						(1) Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Current Investment

Boden 2012 (Exhibit G) (2)	US$	0.001	600	2	2
Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	14	14
Mortgage bonds (2)	Ps.	—	—	—	55

Total as of December 31, 2010				16

Total as of June 30, 2010					71

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2010	Book value at June 30, 2010	Issuer’s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity

Palermo Invest S.A.(5)	Common 1 vote	0.001	78,101,986	120,950	79,461	Investment	Bolívar 108 1 floor, Buenos Aires	12.31.10	78,102	3,153	120,950	100.00%
	Irrevoc. Contrib.			—	25,099
	Higher Inv. Value			5,147	5,147
	Purchase expenses			333	462
	Eliminations			(30,939)	(38,079)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	18,774	19,254	Hotel operations	Av Córdoba 680, Buenos Aires	12.31.10	19,209	(600)	23,468	80.00%
	Higher Inv. Value			1,227	1,292
	Eliminations			(50)	(150)
	Purchase expenses			30	32

Alto Palermo S.A. (1)	Common 1 vote	0.001	119,525,400	874,573	525,117	Real estate investments	Moreno 877 22 floor, Buenos Aires	12.31.10	125,961	137,709	966,670	94.89%
	Goodwill			114,647	(38,185)
	Higher Inv. Value (Note 12.a)			37,731	99,004
	Purchase expenses			68
	Eliminations			(881)	(2,044)

Llao – Llao Resort S.A.	Common 1 vote	0.001	53,023,430	54,624	35,001	Hotel operations	Florida 537 18 floor, Buenos Aires	12.31.10	147,160	(1,867)	109,248	50.00%
	Purchase expenses			144	150

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2010	Book value at June 30, 2010	Issuer’s information								Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date		Capital stock (par value)		Income (loss) for the period	Shareholders’ equity
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	6,308	5,996	Banking	Tte Gral Perón 655, Buenos Aires	12.31.10	(3)	62,500	(3)	737 (3)	122,372	5.10%
Ritelco S.A.	Common 1 vote	0.001	181,016,717			Investments	Zabala 1422, Montevideo, Uruguay	12.31.10		66,970				100.00%
	Irrevoc. Contrib.			229,467	225,330							(4,138)	256,807
	Eliminations			27,340	27,340
				(196)	(203)
Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000			Banking	Reconquista 151 floor 1, Buenos Aires	12.31.10	(3)	1,500,000				5.29%
	Goodwill			160,605	148,938						(3)	195,315 (3)	2,974,233
	Higher Inv. Value			(2,406)	(2,015)
				237	29
Canteras Natal Crespo S.A.	Common 1 vote	0.001	2,516,565			Extraction and sale of arids	Caseros 85, Office 33 Córdoba	12.31.10		5,033				50.00%
	Higher investment value			816	1,063							(495)	2,218
	Irrevoc. Contrib.			4,842	4,842
	Purchase expenses			293	—
				319	319
Inversora Bolivar S.A.(5)	Common 1 vote	0.001	76,002,173			Acquisition, building	Bolivar 108 floor 1 , Buenos Aires	12.31.10		81,484				95.00%
	Irrevoc. Contrib.			209,519	204,520							(3,601)	220,906
				625	977
Quality Invest S.A.	Common 1 vote	0.001	241,744			Real estate investments	Bolivar 108 floor 1, Buenos Aires	12.31.10		247				97.97%
	Irrevoc. Contrib.			(177)	24							(213)	101
				275	—
E-Commerce Latina S.A.	Common 1 vote	0.001	71,013,821			Direct or indirect interest in companies related to	Florida 537 floor 18, Buenos Aires	12.31.10		71,014				100.00%
	Irrevoc. Contrib.			173,145	148,961	communication but not						12,854	173,145
				—	150	limited
CYRSA S.A. (4)	Common 1 vote	0.001	106,488,230	123,970	92,137	Real estate investments	Bolivar 108 floor 1, Buenos Aires	12.31.10		212,976		8,869	247,940	50.00%
	Purchase expenses			1	1
	Eliminations			—	(14,541)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2010	Book value at June 30, 2010	Issuer’s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	282,770	282,313	Real estate investments	Bolívar 108 floor 1, Buenos Aires	12.31.10	314,919	(507)	314,189	90.00%
	Eliminations			(166,521)	(166,521)
Manibil S.A.	Common 1 vote	0.001	23,898,280	27,252	27,228	Real estate investment	Del Libertador Ave 498 10 floor of 6	12.31.10	48,772	(50)	55,618	49.00%
	Goodwill			10	10	and building
Tyrus S.A.	Common 1 vote	0.001	1,684,184,017	252,506	172,572	Investment	Colonia 810/403 Montevideo, Uruguay	12.31.10	271,418	46,854	567,123	100.00%
	Irrevoc. Contrib.			314,618	155,735
	Goodwill			(46)	(46)
	Purchase expenses			21	21
Torodur S.A.	Common 1 vote	0.001	705,600	12	101	Investment	Colonia 810/403 Montevideo, Uruguay	12.31.10	110	(69)	34	98.00%
	Goodwill			(58)	(58)
	Irrevoc. Contrib.			4	—
Unicity S.A. (7)	Common 1 vote	0.001	36,036,001	27,811	—	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.10	40,670	(1,590)	31,386	88.61%
Nuevas Fronteras (5)	Common 1 vote	0.001	57,256,511	63,496	66,132	Hotels	Moreno 809, floor 2, Buenos Aires	12.31.10	75,004	5,411	83,179	76.34%
	Minor Inv. value			(19,536)	(20,026)
Advances for share purchases (6)	—	—	—	—	23,346	—	—	—	—	—	—	—

Total non-current investments as of December 31, 2010				2,913,700

Total non-current investments as of June 30, 2010					2,096,236

(1)	Quotation price of APSA’s shares at December 31, 2010 is Ps. 15.40. Quotation price of APSA’s shares at June 30, 2010 is Ps. 9.20. See Note 18.2
(2)	Quotation price of Banco Hipotecario’s shares at December 31, 2010 is Ps. 3.21. Quotation price of Banco Hipotecario’s shares at June 30, 2010 is Ps. 1.44 (See Note 16.8)
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22.A.1. to the Unaudited Consolidated Financial Statements.
(5)	See Note 16.2.
(6)	See Note 16.4, 16.7 and Exhibit G.
(7)	See Note 16.9

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of December 31, 2010	Value as of June 30, 2010
Other Current Investments
Mutual funds (Exhibit G)	110,363	52,370
Stock Shares, in foreign currency (Exhibit G)	20,595	4,061
Notes APSA 2017 – Accrued interest (Note 12.a. and Exhibit G) (1)	—	1,704
Notes APSA 2012 – Accrued interest (Note 12.a.) (1)	116	154
APSA Notes 2012 (Note 12.a.) (1)	8,238	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	5,705	5,572

Total current investments as of December 31, 2010	145,017

Total current investments as of June 30, 2010		77,151

Other Non-current Investments
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639

Subtotal undeveloped parcels of land	13,098	16,128

APSA Notes 2012 (Note 12.a.) (1)	4,119	3,074
Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	126,191	124,763
APSA Notes 2017 (Note 12.a. and Exhibit G) (1)	—	86,260
Hersha Hospitality Trust	7,781	7,781
TGLT S.A. (Note 16.10)	86	—
Other investments	72	72

Subtotal other investments	138,249	221,950

Total other non-current investments as of December 31, 2010	151,347

Total other non-current investments as of June 30, 2010		238,078

(1)	See Note 23.A.1. and 23.A.2 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period beginning on July 1, 2010 and

ended December 31, 2010 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year		Additions	Deductions	Carrying value as of December 31, 2010	Carrying value as of June 30, 2010
Deducted from assets:
Allowance for doubtful accounts (1)	10,099		4,231	(2,046)	12,284	10,099
Allowance for impairment of fixed assets (2)	3,532		—	(6)	3,526	3,532

Total of December 31, 2010	13,631		4,231	(2,052)	15,810

Total of June 30, 2010	10,698	(4)	9,162	(6,229)		13,631

Included from liabilities:
Provision for contingencies (3)	631		104	(37)	698	631

Total as of December 31, 2010	631		104	(37)	698

Total as of June 30, 2010	63	(5)	1,145	(577)		631

(1)	Increases and decreases are disclosed in Exhibit H. The decreases are related to recoveries.
(2)	The decreases are related to amortization.
(3)	Increases are disclosed in Note 11.
(4)	Includes Ps. 4,174 incorporated by spin-off-merger (See Note 16.2).
(5)	Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month period beginning on July 1, 2010 and 2009

and ended December 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of December 31, 2010	Total as of December 31, 2009
I. Cost of sales
Stock as of beginning of year	91,589	67,521
Plus:
Purchases for the period	10	17
Expenses (Exhibit H)	1,807	5,805
Reversal of Cyrsa	(13,444)	—
Transfer from undeveloped parcels of land	3,030	—
Assets incorporated from spin-off – merger (1)	—	12,666
Less:
Stock as of end of the period	(67,644)	(81,457)

Subtotal	15,348	4,552

Gain from recognition of inventories at net realizable value	12,192	3,328
Plus:
Cost of sale of Dique III	—	17,191
Cost of sale Dock del Plata	—	9,786
Cost of sale Edificio Libertador 498	—	7,751
Cost of sale Madero 1020	—	29

Cost of properties sold	27,540	42,637

II. Cost of leases and services
Expenses (Exhibit H)	14,438	15,793

Cost of leases and services	14,438	15,793

Total costs of sales, leases and services	41,978	58,430

(1)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of December 31, 2010	Total as of June 30, 2010
Assets
Current assets
Cash and banks
Cash on hand	US$	13	3.936	53	46
Cash on hand	Euros	3	5.219	16	15
Cash on hand	Pounds	1	6.049	5	22
Cash on hand	Real	1	2.320	3	2
Banks accounts	US$	2,292	3.936	9,022	1,897
Banks accounts	Euros	323	5.219	1,687	106
Investments
Government bonds 2012	US$	—	3.936	2	2
Government bonds 2013	US$	4	3.936	15	14
Mutual Funds	US$	595	3.936	2,344	52,370
Accrued interest Convertible Notes APSA 2014	US$	1,435	3.976	5,705	5,572
Accrued interest Notes APSA 2017	US$	—	—	—	1,704
Notes APSA 2017	US$	—	—	—	—
Stock shares	Euros	3,653	5.219	19,064	2,930
Stock shares	US$	389	3.936	1,531	1,131
Accounts receivable, net
Mortgages, leases receivables and services	US$	799	3.936	3,145	21,832
Related parties	US$	415	3.976	1,649	4,192
Other receivables
Receivables from the sale of shares	US$	—	—	—	35,772
Related parties	US$	17,844	3.976	70,946	33,692
Guarantee deposit	US$	—	—	—	8,402
Others	US$	110	3.936	431	298
Others	Pounds	—	6.049	1	—

Total current assets				115,619	169,999

Non-current assets
Account receivable, net	US$
Accounts receivable, net		2,395	3.936	9,428	16,551
Other receivables	US$
Related parties		—	—	—	19,792
Investments
Convertible Notes APSA 2014	US$	31,738	3.976	126,191	124,763
Notes APSA 2017	US$	—	—	—	86,260
Advance for share purchases (see Note 16.4)	US$	—	—	—	23,346

Total non-current assets				135,619	270,712

Total Assets as of December 31, 2010				251,238

Total Assets as of June 30, 2010					440,711

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	325	3.976	1,290	2,866
Trade accounts payable	Euro	3	5.273	15	—
Related parties	US$	—	—	—	72
Customer advances	US$	1,796	3.976	7,140	17,348
Short–term debt	US$	20,115	3.976	79,975	48,906
Other liabilities
Related parties	US$	14,578	3.976	57,960	1,226
Guarantee deposits	US$	968	3.976	3,851	2,650

Total current liabilities				150,231	73,068

Non-current liabilities
Long-term debt	US$	310,256	3.976	1,233,577	642,417
Other liabilities
Related parties	US$	14,614	3.976	58,107	57,449
Guarantee deposits	US$	684	3.976	2,721	3,879

Total non-current liabilities				1,294,405	703,745

Total liabilities as of December 31, 2010				1,444,636

Total liabilities as of June 30, 2010					776,813

(1)	Official selling and buying exchange rate as of December 31, 2010 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month period beginning on July 1, 2010 and 2009

and ended December 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

						Expenses
Items	Total as of December 31, 2010	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Administrative	Selling	Financing	Total as of December 31, 2009
Interest	74,269	—	—	—	—	—	—	74,269	38,660
Depreciation and amortization	12,232	11,175	6	—	—	258	—	793	12,256
Salaries, bonuses and social security contributions	10,428	34	37	3,280	(3,280)	10,357	—	—	9,982
Fees and payments for services	2,942	219	—	(147)	147	2,723	—	—	2,942
Directors fees	14,666	—	—	—	—	14,666	—	—	6,014
Bank charges	348	—	—	—	—	348	—	—	603
Gross revenue tax	2,592	—	—	17	(17)	—	2,592	—	1,707
Maintenance of buildings	4,302	2,426	1,764	4,342	(4,342)	112	—	—	9,477
Commissions and property sales charges	1,228	—	—	5	(5)	—	1,228	—	861
Travel expenses	628	—	—	—	—	628	—	—	533
Lease expenses	227	—	—	3,024	(3,024)	227	—	—	288
Caja de Valores and Bolsa de Comercio expenses	178	—	—	—	—	178	—	—	—
Advertising	1,120	—	—	—	—	—	1,120	—	551
Traveling, transportation and stationery	278	—	—	11	(11)	278	—	—	160
Subscriptions and publications	315	—	—	48	(48)	315	—	—	426
Utilities and postage	92	29	—	2,843	(2,843)	63	—	—	66
Doubtful accounts	4,231	—	—	—	—	—	4,231	—	6,061
Recovery of doubtful accounts	(2,046)	—	—	—	—	—	(2,046)	—	—
Taxes, rates and contributions	7,381	555	—	152	(152)	6,826	—	—	3,087
Other expenses of personnel administration	762	—	—	177	(177)	762	—	—	—
Insurances	76	—	—	311	(311)	76	—	—	89
Training	77	—	—	—	—	77	—	—	80
Surveillance	—	—	—	2,438	(2,438)	—	—	—	2
Notary expenses	45	—	—	—	—	45	—	—	—
Others	3,577	—	—	(835)	835	2,419	—	1,158	2,393
Recovery expenses	—	—	—	(15,666)	15,666	—	—	—	—

Total as of December 31, 2010	139,948	14,438	1,807	—	—	40,358	7,125	76,220

Total as of December 31, 2009		15,793	5,805	—	—	26,273	9,180	39,187	96,238

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Unaudited Balance sheet as of December 31, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
December 31, 2010
Assets

Investments	130,975	—	5,705	4,234	—	4,119	4,119	—	126,191	—	144,368	144,368	275,343	26,430	138,548	110,365

Receivables	44,816	22,973	118,417	9,031	674	8,162	9,910	15,713	271	301	162,479	185,452	230,268	85,859	118,951	25,458

Liabilities

Short and long-term debt	—	—	479,490	27,974	(396)	(396)	25,101	25,102	(1,584)	1,174,400	1,729,691	1,729,691	1,729,691	456,834	1,272,857	—

Other Liabilities	52,986	1,831	105,416	5,680	2,010	10,380	1,029	18,851	5,419	36,398	185,183	187,014	240,000	117,225	61,526	61,249
June 30, 2010
Assets

Investments	79,848	—	5,572	8,503	—	6,645	3,074	—	—	211,023	234,817	234,817	314,665	34,908	227,387	52,370

Receivables	64,839	2,128	48,806	37,722	1,320	10,681	15,825	21,390	14,849	357	150,950	153,078	217,917	152,686	64,398	833

Liabilities

Short and long-term debt	—	—	332,609	41,420	(219)	26,165	25,508	25,508	(876)	587,321	1,037,436	1,037,436	1,037,436	328,635	708,801	—

Other Liabilities	61,165	1,057	67,481	8,037	1,438	3,706	3,142	1,460	22,662	36,413	144,339	145,396	206,561	147,844	5,994	52,723

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)
		12.31.2010	Current	03.31.2011	06.30.2011	09.30.2011	12.31.2011	Total
Receivables	Accounts receivable, net	22,973	—	3,457	8,465	130	7,768	42,793
	Other receivables	—	736	114,960	566	544	394	117,200

	Total	22,973	736	118,417	9,031	674	8,162	159,993

Liabilities	Trade accounts payable	—	146	20,700	—	—	—	20,846
	Customer advances	—	—	8,127	598	598	598	9,921
	Short and long-term debts	—	—	479,490	27,974	(396)	(396)	506,672
	Salaries and social security payable	—	—	1,685	—	—	—	1,685
	Taxes payable	—	—	8,987	4,644	75	71	13,777
	Other liabilities	1,831	4,179	65,917	438	1,337	9,711	83,413
	Provisions	—	698	—	—	—	—	698

	Total	1,831	5,023	584,906	33,654	1,614	9,984	637,012

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	03.31.2012	06.30.2012	09.30.2012	12.31.2012	03.31.2013	06.30.2013	09.30.2013	12.31.2013	03.31.2014
Receivables	Accounts receivable, net	—	130	7,769	1,445	84	—	—	—	—	—
	Other receivables	44,080	197	101	98	86	79	77	77	15,480	77

	Total	44,080	327	7,870	1,543	170	79	77	77	15,480	77

Liabilities	Trade accounts payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	8	3	—	—	—	—	—	—	—
	Short and long-term debts	—	(397)	26,290	(396)	(396)	(396)	26,290	(396)	(396)	(396)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	47,956	62	62	63	63	64	64	64	65	66
	Other liabilities	7	89	—	—	679	—	503	341	17,750	—

	Total	47,963	(238)	26,355	(333)	346	(332)	26,857	9	17,419	(330)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)										Total
		06.30.2014	09.30.2014	12.31.2014	03.31.2015	06.30.2015	09.30.2015	12.31.2015	12.31.2016	2017	Greater maturity
Receivables	Accounts receivables, net	—	—	—	—	—	—	—	—	—	—	9,428
	Other receivables	72	69	53	24	6	271	—	—	—	—	60,847

	Total	72	69	53	24	6	271	—	—	—	—	70,275

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	—	11
	Short and long-term debts	(396)	(396)	(396)	(396)	(396)	(396)	(396)	(396)	594,354	582,026	1,223,019
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—	—
	Taxes payable	56	35	—	—	—	—	—	—	—	—	48,620
	Other liabilities	4,780	225	257	317	35,947	122	12	—	—	—	61,029

	Total	4,440	(136)	(139)	(79)	35,551	(274)	(384)	(396)	594,354	582,026	1,332,679

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	37,999	4,794	42,793	—	9,428	9,428	37,999	14,222	52,221
	Other receivables	45,822	71,378	117,200	60,847	—	60,847	106,669	71,378	178,047

	Total	83,821	76,172	159,993	60,847	9,428	70,275	144,668	85,600	230,268

Liabilities	Trade accounts payable	19,541	1,305	20,846	—	—	—	19,541	1,305	20,846
	Customer advances	2,781	7,140	9,921	11	—	11	2,792	7,140	9,932
	Short and long-term debts	426,697	79,975	506,672	(10,558)	1,233,577	1,223,019	416,139	1,313,552	1,729,691
	Salaries and social security payable	1,685	—	1,685	—	—	—	1,685	—	1,685
	Taxes payable	13,777	—	13,777	48,620	—	48,620	62,397	—	62,397
	Other liabilities	21,602	61,811	83,413	201	60,828	61,029	21,803	122,639	144,442
	Provisions	698	—	698	—	—	—	698	—	698

	Total	486,781	150,231	637,012	38,274	1,294,405	1,332,679	525,055	1,444,636	1,969,691

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	42,793	—	42,793	9,428	—	9,428	52,221	—	52,221
	Other receivables	117,200	—	117,200	60,847	—	60,847	178,047	—	178,047

	Total	159,993	—	159,993	70,275	—	70,275	230,268	—	230,268

Liabilities	Trade accounts payable	20,846	—	20,846	—	—	—	20,846	—	20,846
	Customer advances	9,921	—	9,921	11	—	11	9,932	—	9,932
	Short and long-term debts	506,672	—	506,672	1,223,019	—	1,223,019	1,729,691	—	1,729,691
	Salaries and social security payable	1,685	—	1,685	—	—	—	1,685	—	1,685
	Taxes payable	13,777	—	13,777	48,620	—	48,620	62,397	—	62,397
	Other liabilities	83,413	—	83,413	61,029	—	61,029	144,442	—	144,442
	Provisions	698	—	698	—	—	—	698	—	698

	Total	637,012	—	637,012	1,332,679	—	1,332,679	1,969,691	—	1,969,691

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	17,923	—	24,870	42,793	18,892	—	(9,464)	9,428	36,815	—	15,406	52,221
	Other receivables	82,136	12,720	22,344	117,200	—	12,738	48,109	60,847	82,136	25,458	70,453	178,047

	Total	100,059	12,720	47,214	159,993	18,892	12,738	38,645	70,275	118,951	25,458	85,859	230,268

Liabilities	Trade accounts payable	—	—	20,846	20,846	—	—	—	—	—	—	20,846	20,846
	Customer advances	—	—	9,921	9,921	—	—	11	11	—	—	9,932	9,932
	Short and long-term debts	26,686	—	479,986	506,672	1,246,171	—	(23,152)	1,223,019	1,272,857	—	456,834	1,729,691
	Salary and social security charges	—	—	1,685	1,685	—	—	—	—	—	—	1,685	1,685
	Taxes payable	344	—	13,433	13,777	738	—	47,882	48,620	1,082	—	61,315	62,397
	Other liabilities	55,664	7,922	19,827	83,413	4,780	53,327	2,922	61,029	60,444	61,249	22,749	144,442
	Provisions	—	—	698	698	—	—	—	—	—	—	698	698

	Total	82,694	7,922	546,396	637,012	1,251,689	53,327	27,663	1,332,679	1,334,383	61,249	574,059	1,969,691

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the Unaudited Financial Statements.

b.	Related parties debit/credit balances (See Note 12).

6.	Loans to directors

See Note 12.

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Unaudited Financial Statements.

9.	Appraisal revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurance

Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	70,278	217,427	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	149,406	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	159,433	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	64,750	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,110	14,373	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	2,100	854	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	37,596	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	10,710	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,500	18,817	All operational risk with additional coverage and minor risks
DIQUE IV	6,500	63,491	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,372	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,770	All operational risk with additional coverage and minor risks
MADERO 1020	184	208	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	314	204	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	5,427	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	876	All operational risk with additional coverage and minor risks
SARMIENTO 517	272	194	All operational risk with additional coverage and minor risks
THAMES	8,751	3,895	All operational risk with additional coverage and minor risks
CASONA ABRIL	10,000	2,627	All operational risk with additional coverage and minor risks

SUBTOTAL	303,888	762,430

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder’s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Unaudited Financial Statements.

Autonomous City of Buenos Aires, February 11, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Current Assets	1,111,793	902,608	718,463	982,900	583,165
Non-Current Assets	4,975,162	4,326,528	3,778,106	3,173,074	2,516,141

Total	6,086,955	5,229,136	4,496,569	4,155,974	3,099,306

Current Liabilities	1,330,713	952,535	808,163	558,219	756,968
Non-Current Liabilities	1,970,204	1,437,814	1,413,846	1,263,996	350,768

Subtotal	3,300,917	2,390,349	2,222,009	1,822,215	1,107,736

Minority interest	327,986	510,583	440,036	458,672	414,993
Shareholders’ Equity	2,458,052	2,328,204	1,834,524	1,875,087	1,576,577

Total	6,086,955	5,229,136	4,496,569	4,155,974	3,099,306

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Operating income (loss)	300,683	291,842	48,898	141,901	104,694
Amortization of negative goodwill	1,819	826	1,167	616	(498)
Financial results, net	(91,254)	(48,788)	(138,972)	(54,853)	12,305
Gain (Loss) in equity investments	73,721	143,130	(47,312)	(9,066)	15,034
Other expenses, net	(15,279)	(8,446)	(1,848)	(4,500)	(6,327)

Net gain (loss) before taxes	269,690	378,564	(138,067)	74,098	125,208
Income tax/ MPIT	(49,071)	(84,662)	13,607	(46,451)	(37,878)
Minority interest	(50,061)	(29,589)	25,445	(21,863)	(21,210)

Net income (loss) for the period	170,558	264,313	(99,015)	5,784	66,120

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Apartments & Loft Buildings
Torre Renoir	—	142	27,831	—	—
Torre Renoir II	—	—	—	41,808	—
Edificios Cruceros	—	—	—	—	3,262
Barrio Chico	—	—	1,968	855	—
Torres Jardín	44	—	513	16	—
Torres de Abasto	—	—	319	295	—
Credit in kind Caballito Plot of land (Koad)	26,560	—	—	—	—
Others	—	—	320	49	—

Residential Communities
Abril / Baldovinos	466	4,139	2,531	1,756	1,121
El Encuentro	7,202	—	—	—	—
Villa Celina I, II and III	—	—	76	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	12	6	—	21	59
Terreno Rosario	5,669	—	7,644	3,428	—
Dique III	—	—	—	14,783	26,206
C. Gardel 3134	934	—	—	—	—
C. Gardel 3128	887	—	—	—	—
Beruti Plot of land	75,373	—	—	—	—
Others	148	—	—	—	—

Other
Edificios Costeros	—	68,580	—	—	—
Dock del Plata	—	34,492	6,438	—	—
Libertador 498	—	29,982	—	—	—
Torre BankBoston	—	—	6,850	—	—
Madero 940	—	—	6,137	—	—
Madero 1020	—	71	—	—	—
Others	34	—	3,055	—	105

	117,329	137,412	63,682	63,011	30,753

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2010		December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006
Current ratio
Current Assets	1,111,793	=0.84	902,608	=0.95	718,463	=0.89	982,900	=1.76	583,165	=0.77

Current Liabilities	1,330,713		952,535		808,163		558,219		756,968

Debt - Equity ratio

Total liabilities	3,300,917	=1.34	2,390,349	=1.03	2,222,009	=1.21	1,822,215	=0.97	1,107,736	=0.70

Shareholders’ Equity	2,458,052		2,328,204		1,834,524		1,875,087		1,576,577

Solvency

Shareholders’ Equity	2,458,052	=0.74	2,328,204	=0.97	1,834,524	=0.826	1,875,087	=1.03	1,576,577	=1.42

Total liabilities	3,300,917		2,390,349		2,222,009		1,822,215		1,107,736

Immobilized Capital

Non-Current Assets	4,975,162	=0.82	4,326,528	=0.83	3,778,106	=0.84	3,173,074	=0.76	2,516,141	=0.81

Total Assets	6,088,955		5,229,136		4,496,569		4,155,974		3,099,306

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies, planning to complete this training during fiscal year 2011. On the other hand, it started working on the initial process to diagnose differences in standards. It is estimated that this process will be carried out during the upcoming year.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

7.	Brief comment on the outlook for the coming period.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

December 31, 2010

In thousands of pesos

Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, February 11, 2011 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces the results of its operations for the six-month period ended on December 31, 2010.

in Ps. in millions	IIQ 11	IIQ 10	var YoY (%)	6M 11	6M 10	var YoY (%)
Revenues	390.9	393.4	-1%	697.7	656.6	6%
Operating Income	162.7	180.2	-10%	300.7	291.8	3%
Depreciation and Amortization	40.1	40.7	-1%	79.1	80.8	-2%
EBITDA1	202.8	220.9	-8%	379.8	372.6	2%
Net Income	114.4	132.9	-14%	170.6	264.3	-35%

•

Revenues for the first six months of fiscal year 2011 were 6% higher than in the same period of the previous fiscal year, mainly due to a 31% increase in the Shopping Centers segment which continues to show a solid positive trend.

•

This effect was offset by Tarshop’s deconsolidation since September 1, 2010, reflecting a 44% drop in the Consumer Financing segment’s revenues for the first six months of fiscal year 2011 as compared to the same period of fiscal year 2010. The level of revenues generated by the Sales and Development segment was also lower (-15%) since during the same period of the previous fiscal year there had been significant sales of office buildings.

•	Both Operating Income and EBITDA followed the same trend as revenues due to the same reasons.

•

Net Income for the first six months of fiscal year 2011 decreased Ps.93.7 million, mainly due to lower Results from Equity Investees (Art. 33), which had amounted to ARS 143.1 in the first six months of fiscal year 2010 million compared to Ps. 73.7 million in the first six months of fiscal year 2011. This was mainly caused by lower income from Banco Hipotecario S.A., which was driven by lower holding results of the Bank’s public bonds in portfolio during this period compared to those obtained during same period of last year. On the other hand, the issuance of IRSA’s Notes due 2020 generated an increase in expenses for financial liabilities.

•	During this period, the investment in Hersha Hospitality Trust generated a profit of around Ps. 47 million.

[1]

EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;
•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

IRSA Inversiones y Representaciones Sociedad Anónima

I. Shopping Centers (through our subsidiary Alto Palermo S.A.)

During the first six months of fiscal year 2011 and for the last 12 months, the shopping center segment has shown a substantial increase in all its levels. This was reflected in our tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation, and it is the result of a significant improvement in economic activity and the increase in consumption levels.

The following information relates to our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we held a 94.89% interest as of December 31, 2010, following the consummation on October 15, 2010, of the purchase of Parque Arauco S.A.’s direct and indirect equity interest in APSA, through the payment of US$ 126 million, US$ 6 million of which had already been paid at the time of purchase of the option announced in January 2010.

Shopping Centers

	in Ps. M	IIQ 11	IIQ 10	var YoY (%)	6M 11	6M 10	var YoY (%)
Financial Results	Revenues	181.9	138.5	31%	330.7	252.2	31%
	Operating Income	108.8	79.3	37%	193.5	139.2	39%
	Depreciation and Amortization	31.8	29.1	9%	59.9	56.7	6%
	EBITDA	140.2	108.3	29%	253.1	195.9	29%

		IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10
Shopping Centers	Total Leasable Area (sqm)[2]	299,130	299,130	286,286	286,286	289,410	286,581
	Tenant’s Sales (ARS M, accum. 12 months)	6,856	6,277	5,776	5,229	4,807	4,400
	Tenant’s Sales in the Same Shopping Centers (ARS M, accum. 12 months)[3]	5,868	5,411	5,012	4,592	4,340	4,141
	Occupation[4]	97.3%	97.6%	97.5%	98.0%	98.0%	97.9%

•

During the first quarter of fiscal year 2011, we added our 12th Shopping Center, Shopping Soleil, which has increased by 4.5% the size of our portfolio, bringing it to around 300,000 sqm of leasable area.

•	12-month cumulative tenant sales as of December 31, 2010 in the same shopping centers[5] totaled Ps. 5,868 million, which accounts for a 35.2% increase compared to the same period of the previous year.

•

During the three-month period ended December 31, 2010, shopping center tenants’ sales reached Ps. 2,158 million (a 36.3% increase compared to the same period of the previous year). For the first six months of fiscal year 2011, they showed a 38.3% increase totaling ARS 3,893 million.

•

During October, November and December 2010 sales increased by 32%, 27% and 46%, respectively, compared to the same months of 2009. In the same shopping centers, they increased by 30%, 25% and 41%, respectively.

•

During the past quarters there has been a more sharp increase in sales per sqm in the shopping centers located in the interior provinces of Argentina, versus the increase in sales per sqm in the shopping centers located in the Buenos Aires Metropolitan Area.

•

Monthly sales per leased square meter by the tenants of our shopping centers located in the provinces was Ps. 1,577 per sqm for the first six months of fiscal year 2011 (32% higher than average monthly sales for fiscal year 2010 and 74% higher than average monthly sales for fiscal year 2009). Besides, this variable amounted to Ps. 2,935 per sqm in the shopping centers located in the Buenos Aires Metropolitan Area[6] (28% higher than in fiscal year 2010 and 56% higher than in fiscal year 2009).

•	The rise in sales was prompted by an increase in ticket volumes and average ticket value.

•	The EBITDA/revenues margin for the second quarter of fiscal year 2011 remains steady at 76%.

•	Total occupancy of the portfolio remained at above 97%, showing our tenants’ trust in the quality of our Shopping Centers.

[2]	At period end.
[3]	Does not include Dot Baires Shopping and Soleil
[4]	At period end. Percentage over the total leaseable area.
[5]	Excludes “Dot Baires Shopping” and “Soleil” shopping centers.
[6]	Excludes “Dot Baires Shopping” and “Soleil” shopping centers.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is information on our shopping center segment as of December 31, 2010.

	Date of Acquisition	Leaseable Area Sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate(2)	Accumulated Annual Rental Income as of December 31 for the fiscal periods (6 months) (in thousands of ARS)(4)			Book Value (in thousands of ARS) (5)
					2011	2010	2009
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	99.6%	59,583	46,978	43,743	126,486
Abasto Shopping (7)	07/94	37,592	100.0%	99.8%	58,895	44,030	39,225	159,141
Alto Avellaneda	11/97	36,547	100.0%	96.0%	37,754	27,674	23,376	67,001
Paseo Alcorta	06/97	13,804	100.0%	98.4%	25,818	21,144	20,279	68,770
Patio Bullrich	10/98	11,741	100.0%	100.0%	22,430	18,153	15,883	85,692
Alto Noa Shopping	03/95	19,001	100.0%	99.7%	9,728	6,967	5,394	20,571
Buenos Aires Design	11/97	13,786	53.7%	98.6%	8,440	7,279	6,654	7,579
Alto Rosario Shopping (7)	11/04	28,650	100.0%	95.0%	20,499	15,063	12,158	76,304
Mendoza Plaza Shopping	12/94	40,634	100.0%	92.6%	17,498	13,459	12,627	78,614
Fibesa and Other (8)	—	N/A	100.0%	N/A	17,760	12,761	10,533	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	14,224
Dot Baires Shopping (10)	05/09	49,526	80.0%	99.6%	37,120	32,028	—	516.347
Córdoba Shopping Villa Cabrera	12/06	15,108	100.0%	97.7%	9,286	6,678	5,412	67,139
Soleil	07/10	14,040	100.0%	91.9%	5,924	—	—	80,339

TOTAL SHOPPING CENTERS		299,130	95.1%	97.3%	330,735	252,214	195,284	1,368,207

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 95.59% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)

Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11)	APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in Metroshop is 100%.

II. Office and Other Rental Properties

During fiscal year 2010, there was a stagnation in office lease prices in the City of Buenos Aires of around 30 US$ / sqm, along with a stabilization in vacancy levels of 10%. The areas with higher expansion in the supply of leasable area during the last quarter were the Northern area of Buenos Aires and Greater Buenos Aires, and the Puerto Madero East zone.

Office and Other Rental Properties

	in Ps. million	IIQ 11	IIQ 10	var YoY (%)	6M 11	6M 10	var YoY (%)
Financial Results	Revenues	41.1	38.3	7%	81.7	79.0	3%
	Operating Income	15.9	16.7	-5%	38.4	39.0	-2%
	Depreciation and Amortization	5.4	5.9	-7%	11.2	12.1	-7%
	EBITDA	21.0	22.6	-7%	49.3	51.1	-4%

		IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10
Office Portfolio	Leasable Area[7] (sqm)	151,480	151,480	140,238	141,724	142,964	152,270
	Occupancy[8]	87.6%	87.5%	93.1%	90.9%	89.6%	90.7%
	Occupancy without “Dot Building”	92.4%	93.5%	93.1%	90.9%	89.6%	90.7%
	Monthly Revenues[9] (Ps./Leased sqm)	98.5	98.0	97.1	93.3	91.4	95.0

•	The new building added to the portfolio (DOT Building) during the last quarter continues to increase its occupancy level, from 13% to 27%. The portfolio’s total occupancy level remained steady at 88%.

•	Excluding “Dot Building”, the portfolio’s occupancy level reached 92.4%. This reflects the soundness of our assets, which are located in the best areas of Downtown Buenos Aires.

•	The rental price per leased surface area measured in Ps. / sqm increased to 98.5.

•	The EBITDA/Revenues margin remained at values near to 60%.

[7]	As of period end.
[8]	As of period end. Percentage over total leasable area.
[9]	Considering the contracts in effect, occupancy and leasable meters at the closing of each period.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is information on our office and other rental properties segment as of December 31, 2010:

	Date of Acquisition	Leasable Area (sqm)(1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.)(3)	Annual accumulated rental income over fiscal periods (in thousands of Ps.)(4)			Book Value (in thousands of Ps.)(5)
			Sep-09			2011	2010	2009
Offices
Edificio República	04/28/08	19,884	80%	100%	2,075	12,660	10,518	7,126	217,427
Torre Bankboston	08/27/07	14,873	87%	100%	1,601	11,113	10,827	9,322	153,848
Bouchard 551	03/15/07	23,378	100%	100%	1,975	11,695	11,014	9,392	149,406
Intercontinental Plaza	11/18/97	22,535	96%	100%	1,860	10,653	10,595	8,060	80,401
Bouchard 710	06/01/05	15,014	92%	100%	1,468	7,917	8,151	8,150	64,750
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,229	7,282	6,935	—	63,491
Maipú 1300	09/28/95	10,280	100%	100%	984	5,811	5,664	4,511	37,596
Costeros Dique IV	08/29/01	5,437	84%	100%	463	2,608	2,527	2,496	18,817
Libertador 498	12/20/95	3,714	100%	100%	486	2,850	3,983	4,926	14,373
Suipacha 652/64	11/22/91	11,453	95%	100%	601	3,272	2,360	1,811	10,710
Madero 1020	12/21/95	101	100%	100%	3	17	15	18	208
Dot Building (13)	11/28/06	11,242	27%	96%	226	577	—	—	69,308
Other Offices(6)	N/A	2,271	86%	N/A	89	534	3,152	10,405	5,624

Subtotal Offices		151,480	88%	N/A	13,060	76,989	75,741	66,217	885,959

Other Properties
Comercial Properties (7)	N/A	312	—	N/A	—	—	—	108	3,503
Museo Renault	12/06/07	1,275	100%	100%	30	180	178	178	4,738
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	88	2,103	505	483	12,496
Thames	11/01/97	33,191	—	100%	—	—	175	304	3,895
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	106	686	N/A	N/A	100,863
Other Properties (8)	N/A	2,072	100%	N/A	10	66	42	2,215	5,973

Subtotal Other Properties		96,950	65%	N/A	234	3,035	900	3,288	131,468

Management Fees (11)		N/A	N/A	N/A	—	1,689	2,353	1,352	N/A

TOTAL OFFICES AND OTHER (9)		248,430	79%	N/A	13,294	81,713	78,994	70,857	1,017,427

Notes:

(1)	Total leaseable area for each property as of 12/31/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 12/31/10.
(3)	Agreements in force as of 12/31/10 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Office and Other Rental Properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10)	The building was occupied in May 2009.
(11)	Income from building management fees.
(12)	Includes other income from lease of parking spaces.
(13)	Through Alto Palermo S.A. – The building has income as from August 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

III. Sales and Developments

The Argentine real estate sector seems robust, with strong demand and sound prices that continue to drive the construction business. In the residential market, there has been a sustained increase in prices per sqm of new properties in the past years, which circumstance is more remarkable if we consider the low stock of mortgage loans (less than 2% of the GDP10). Housing demand has recovered: it grew to 17% per annum (CDI Index11) in the fourth quarter of 2010. Moreover, there was an increase in the prices of residential properties in dollar terms of 14.51%12 per annum in 2010.

Price per sqm of a new apartment in a residential area of Buenos Aires13

The construction business reached a new peak in November, surpassing the peak seen in March 2010. After the fall in activity levels recorded from April to June 2010, the construction industry has grown again for five months in a row.

During the first six months of fiscal year 2011 we did not close sales of office buildings for substantial amounts as we had done in the same period of the previous year, which had resulted in a significant generation of revenues and cash flow. However, to offset such effect we have increased the rhythm of sales and barters of residential development properties so as to capitalize on the increase in real estate prices mentioned above.

Sales and Development

	in Ps. million	IIQ 11	IIQ 10	var YoY (%)	6M 11	6M 10	var YoY (%)
Financial Results	Revenues	106.4	101.1	5%	117.3	137.4	-15%
	Operating Income	30.5	65.5	-53%	38.7	92.9	-58%
	Depreciation and Amortization	0.1	0.0	2825%	0.2	0.2	6%
	EBITDA	30.7	65.5	-53%	38.9	93.1	-58%

•

During the second quarter of fiscal year 2011 sales totalized Ps. 106.4 million, mainly explained by the “Terreno Beruti” transaction for Ps. 75.3 million and Ps. 26.6 million derived from the execution of title deeds for the “Proyecto Caballito Nuevo” properties.

•

The effect of the second quarter of 2011 has not managed to offset the lower sales made in the first quarter of fiscal year 2011, compared to the same period of the previous year. For such reason, accumulated revenues for the first six months of fiscal year 2011 are 15% lower.

[10]	Argentine Central Bank.
[11]	CDI Consult, December 2010.
[12]	CDI Consult, December 2010.
[13]	Recoleta neighborhood, Reporte Inmobiliario, April 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

•	For the first six months of fiscal year 2011, the gain from Valuation of Inventories at Net Realizable Value was Ps. 35.9 million. This gain is explained mainly by:

Ps. 12.8 million recognized as work progress in the Horizons Project;

Ps. 10.9 million recognized for the sales of parcels 2-B, 2-C and 2-F of APSA’s “Terreno Rosario”;

Ps. 7.8 million recognized for the sale of a parcel in “Torre Jardín”;Ps. 3.6 million from sales of units in the “Caballito Nuevo” Project; and

Ps. 0.8 million from sales of “El Encuentro” Project.

Horizons Project (CYRSA, partnered by IRSA and Cyrela)

It has been fully sold. Work progress is almost 93.24%. Completion and delivery of the units sold is expected to occur in the next months.

Nuevo Caballito Project (IRSA’s barter)

Sales percentage is 75% and its construction is completed. In October 2010, the units sold started to be delivered. In turn, on October 15, IRSA received from KOAD the ownership, possession and title with respect to the units agreed upon in the barter deed executed on May 4, 2006.

Torres Rosario Project (through APSA)

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 100% and 61%, respectively. Completion of works in the 2-H parcel is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

In addition, during the second quarter of fiscal year 2011 sale agreements were executed with respect to four parcels of Terreno Rosario:

•	Parcel 2-B of 4,843 sqm sold for US$ 1.5 million.

•	Parcel 2-C of 4,773 sqm sold for US$ 1.5 million.

•	Parcel 2-D of 4,417 sqm sold for US$ 1.5 million.

•	Parcel 2-F of 3,329 sqm sold for US$ 1.9 million.

El Encuentro Project

The process of sale of the 110 functional units located in this residential community is ongoing. The project is located in the district of Tigre, Province of Buenos Aires. As of the closing of this period 39.09% of the project had been sold.

Barter of Terreno Beruti

On October 13, 2010, TGLT S.A. (“TGLT”) and APSA executed a sale agreement whereby APSA sold “Terreno Beruti”. TGLT plans to construct in the Property an apartment building with both residential and commercial parking spaces. As consideration, TGLT promised to transfer to APSA:

•	17.33% of the saleable square meters of the properties to be built,

•	15.82% of the square meters of the parking spaces of the same building;

•	all the commercial parking spaces; and

•	US$ 10.7 million payable simultaneously with the execution of the Deed of Conveyance of Title.

On December 16, TGLT and APSA executed the deed of conveyance of title whereby APSA transferred full ownership and title with respect to such property to TGLT.

Sale of Torres Jardín IV Parcel

On October 25, IRSA executed with a third party a sale agreement whereby IRSA sold parcel 2 of the Plot known as “Torres Jardín IV”. The total purchase price was US$ 2.9 million.

Terreno Caballito Mz 35

IRSA executed a termination agreement with respect to the barter of the property known as “Caballito Mz 35”, located in Caballito neighborhood in the City of Buenos Aires. In turn, IRSA received possession of this property.

Below is information on our sales and development segment as of December 31, 2010

Developments	Date of Acquisition	Estimated / Real Cost (in thousands of Ps.)(1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales for 6 months as of December 31 of Fiscal Year (in thousands of Ps.) (6)			Book Value (in thousands of ps.) (7)
									2011	2010	2009
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	142	27,831	—
Terreno Rosario (8) (15)	04/30/99	—	4,692	80	95.59%	100.00%	0.00%	—	—	—	—	11,023
Terreno Caballito	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	24,494
Caballito Nuevo (16)	11/03/97	—	6,833	118	100.00%	100.00%	75.00%	26,560	26,560	—	—	13,232
Libertador 1703 y 1755 (Horizons) (14)(17)	01/16/07	474,732	44,648	467	50.00%	93.24%	100.00%	—	—	—	—	263,216
Other Residential Apartments (9)	N/A	231,677	153,420	1,451				311,300	44	—	3,120	32,094

Subtotal Residential Apartments		729,270	222,427	2,144				391,800	26,604	142	30,951	344,059

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.50%	237,528	466	4,141	2,531	1,605
El Encuentro(18)	11/18/97	—	125,889	110	100.00%	100.00%	39.09%	10,684	7,202	—	—	8,376
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	76

Subtotal Residential Communities		135,697	1,610,764	1,602				262,240	7,668	4,141	2,607	9,981

Land Reserves
Puerto Retiro	05/18/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,473
Santa María del Plata	07/10/97		715,951	—	100.00%	0.00%	10.00%	31,000	—	—	—	158,583
Pereiraola	12/16/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	—	—	—
Rosario Plot(8)(19)	04/30/99		31,000	—	95.59%	0.00%	59.21%	16,741	5,669	—	7,644	27,905
Caballito Mz 35	11/03/97		9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Baicom Plot	12/23/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05		4,300,000	—	50.00%	0.00%	0.00%	285	12	6	—	5,719
Beruti Plot(8)	06/24/08		3,207	—	95.59%	0.00%	100.00%	75,373	75,373	—	—
Pilar	05/29/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space(8)	09/24/97		24,000	—	95.59%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96		3,176	—	100.00%	0.00%	100.00%	—	—	—	—	10,758
Caballito Plot(8)	10/22/98		23,389	—	95.59%	0.00%	0.00%	—	—	—	—	36,785
Patio Olmos (8)	09/25/07		5,147	—	95.59%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (11)	N/A		13,599,899	—				3,010	1,969	—	—	62,754

Subtotal Land Reserves			20,844,376	—				191,872	83,023	6	7,644	410,981

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	71	—	—
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	6,850	—
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	6,137	—
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	34,492	6,438	—
Libertador 498	12/20/95		6,819	N/A	100.00%	100.00%	100.00%	82,958	—	29,982	—	—
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	68,580	—	—
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	—	—	—
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (12)	N/A		—	N/A	N/A	N/A	N/A	969	34	(2)	19	—

Subtotal Others			46,882					411,861	34	133,123	22,480	—

TOTAL (13)		864,967	22,724,449	3,746				1,257,773	117,329	137,412	63,682	765,021

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)

Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)

The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of December 31, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)

Includes the following properties: Terreno Rosario, Torres de Abasto and Terreno Mendoza through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Torre Renoir II barter (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Lotes Pereiraola through IRSA.

(10)	Includes the sales of Abril’s shares.
(11)

Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Agüero 596 (fully sold), República Arabe Siria (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-

(12)

Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

(13)	Corresponds to the “Sales and Developments” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14)	Owned by CYRSA S.A.
(15)

Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at December 31, 2010 is 100% and with parcel “H” is 61%.

(16)	Sqm sold under deed 57%. The book value includes net realizable value for $ 3,826.3 thousand representing 11% of the sqm.
(17)	79.31% of the sales has been recognized in the net realizable value line.
(18)	Sqm sold under deed 23%. The book value includes net realizable value for $ 533.6 thousand representing 2% of the sqm.
(19)	The book value includes net realizable value for $ 11,043.9 thousand as offer letters representing 41% of the square meters.

IV. Hotels

There has been an improvement in tourism during calendar year 2010. According to data released by the Tourism Secretariat in its International Tourism Survey (ETI) between January and November 2010, the number of tourists arriving in Argentina increased by 28.3% compared to the same period for the previous year. This was reflected in the increased operations of our hotels.

Hotels

	in Ps. M	IIQ 11	IIQ 10	var YoY (%)	6M 11	6M 10	var YoY (%)
Financial Results	Revenues	56.5	47.0	20%	105.1	76.3	38%
	Operating Income	7.3	6.4	14%	10.9	3.2	241%
	Depreciation and Amortization	3.5	4.4	-20%	7.1	8.8	-19%
	EBITDA	10.9	11.6	-6%	18.0	12.0	50%

		IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10
Hotels	Average Occupancy[14]	77.3%	75.9%	66.2%	73.2%	73.6%	49.4%
	Average Rate per Room (ARS/night)[15]	718	713	611	667	690	644

•	The occupancy trend has shown a increase in the demand for IRSA’s top-level hotels, exceeding 77%.

•	The improvement of the macroeconomic situation and the increase in demand of foreign and local tourists have led to an increase in the average rate per room to approximately US$ 180.

•	A good level of cash generation has been observed which drove EBITDA margins over sales to 17% for the second quarter of fiscal year 2011 and 19% for the first six months of fiscal year 2011.

[14]	6-month Cumulative Average.
[15]	6-month Cumulative Average.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is information about our hotels as of December 31, 2010.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy(1)	Average Price per Room (Ps.)(2)	Cumulative Sales as of December 31 for six-month period (in thousands of Ps.)			Book Value as of 12/31/10 (in thousands of ps.)
						2011	2010	2009

Intercontinental(3)	11/01/97	76.34%	309	80.0%	629	40,933	30,932	31,133	53,926
Sheraton Libertador(4)	03/01/98	80.00%	200	93.4%	469	22,131	18,037	20,583	41,486
Llao Llao (5)	06/01/97	50.00%	201	58.2%	1.279	42,042	27,307	36,260	77,178
Terrenos Bariloche(5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	77.3%	718	105,106	76,276	87,976	194,490

Notes:

(1)	Accumulated average in the six-month period.
(2)	Accumulated average in the six-month period.
(3)	Through Nuevas Fronteras S.A. (Subsidiary of IRSA)
(4)	Through Hoteles Argentinos S.A.
(5)	Through Llao Llao Resorts S.A.

V. Consumer Financing Segment– Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”)16

Consumer Financing

	in Ps. M	IIQ 11[17]	IIQ 10	var YoY (%)	6M 11	6M 10	var YoY (%)
Financial Results	Revenues	5.0	68.5	-93%	62.8	111.7	-44%
	Operating Income	0.1	12.4	-99%	19.2	18.3	5%
	Depreciation and Amortization	-0.7	1.2	-158%	0.7	3.0	-77%
	EBITDA	0.1	13.6	-99%	20.6	21.2	-3%

		IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10
Consumer Financing	Loan Origination (Ps. M)	NM	334.7	319.6	278.9	293.2	278.9
	Loan Portfolio (ps. M)	NM	629.3	605.3	531.0	529.7	531.0
	Delinquency 3 to 6 Months[18]	NM	2.4%	3.1%	3.6%	3.9%	3.6%

•

As a result of Tarshop’s deconsolidation, 80% of which was sold to Banco Hipotecario, the operating volume of this segment was reduced. Therefore, residual operations through Metroshop remain as from the second quarter of fiscal year 2011.

Increase of Interest in Metroshop

After the end of the quarter, on January 13, 2011 Metronec S.A. sold its interest in Metroshop to Alto Palermo S.A. (APSA). As a result, at present APSA is holder of 100% of Metroshop’s stock capital.

Assignment of Assets to Tarshop

In addition, on January 13, 2011 Metroshop entered into agreements with Tarshop for the assignment of:

•	receivables from consumption transactions made until December 31, 2010, qualifying as performing or with arrears of not more than 60 days;

•	its contractual position in connection with credit card issuance agreements;

•	all credit card and personal loan accounts or clients;

•	lease agreements over certain branch offices and their related personal property;

•	employment agreements entered into with its permanent staff.

[16]	This information arises from the balance sheet of our subsidiary Alto Palermo S.A.
[17]	It only corresponds to July and August 2010.
[18]	Percentage over Total Loan Portfolio

IRSA Inversiones y Representaciones Sociedad Anónima

VI. Equity Investments

Investment in Hersha Hospitality Trust (Hersha)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling approximately 9,951 rooms. IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, is member of the Board of Trustees since 2009.

As of December 31, 2010, IRSA and its subsidiaries held 16,626,447 shares in Hersha meaning an interest of 9.83%.

During the quarter, Hersha opened a new process for the issuance of capital stock in which IRSA and its subsidiaries subscribed for 2,952,625 common shares for an approximate total amount of US$ 17.1 million, at US$ 5.8 per share.

In addition, IRSA sold 1.5 million shares of Hersha, generating a gain of nearly US$ 6.9 million. As a result of this transaction and the collection of dividends, the investment in Hersha generated a profit close to Ps. 31.4 million during the first six months of fiscal year 2011.

Additionally, IRSA, through its subsidiaries, holds an option for an initial term of 5 years over 5,700,000 additional common shares, at US$ 3.0 each. Should it exercise such options, IRSA and its affiliates would have a 12.77% interest.

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.78% interest as of December 31, 2010. For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the first six months of fiscal year 2011, BHSA’s contribution to IRSA’s income amounted to almost Ps. 30.0 million.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”)

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in Metropolitan, whose net equity is mainly an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was US$ 22.6 million.

The Lipstick Building has approximately 59,000 square meters of leaseable area. At December 31, 2010, its occupancy was almost 92% and its average rental price was close to US$ 60.0 per sqm.

During the last quarter, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

•	(i) the mortgage debt was reduced from US$ 210.0 million to US$ 130.0 million at a Libor rate + 400 basic points, subject to a cap of 6.25% and a 7-year maturity term;

•	(ii) the junior debt, amounting to US$ 45.0 million (excluding accrued interest) was repaid with the payment of US$ 2.25 million; and

•	(iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

IRSA Inversiones y Representaciones Sociedad Anónima

This restructuring was approved by all the parties involved and its closing took place on December 30, 2010. On such date, a principal payment of US$ 15.0 million (previously contributed by IRSA) was made under the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million.

Following such closing, IRSA indirectly holds 49% of New Lipstick LLC, the holding company of Metropolitan, and under the scope of these agreements, it cancelled the put option for 50% of the equity interest initially acquired.

Purchase of a building located at 183 Madison Ave, New York, NY

IRSA purchased a building located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”), in which IRSA indirectly holds 8% through Real Estate Strategies (“RES”) and 49% through IMadison LLC (“IMadison”).

The price paid by Rigby 183 was US$ 85.1 million, which payment has been structured by means of the US$ 40.0 million financing obtained by Rigby 183 and US$ 45.1 million in cash.

The purchased property is a building intended for lease of offices, featuring commercial stores on its lower floors. The building has 18 floors and around 22,893 net sqm of leasable area, which based on the foregoing, have been acquired at an implied value near US$ 3,717 per sqm.

At December 31, 2010, this building’s occupancy was almost 70% and its average rental price was close to US$ 37.0 per sqm.

Furthermore, within the framework of the transaction, IRSA is negotiating the sale of the 8% interest held by RES.

TLGT ’s Interest

During this period, IRSA and APSA respectively purchased 9,598 and 5,257,472 registered non-endorsable common shares, entitled to one vote each, issued by TLGT, for an amount equivalent to Ps. 0.1 million and Ps. 47.5 million, respectively. The aggregate amount of shares purchased represents 0.01% and 7.47% of TGLT’s capital stock, respectively.

Increase of Liveck S.A.’s Interest (“Liveck”)

IRSA increased its interest in its subsidiary Liveck by purchasing from its partners 50% of such company’s capital stock for US$ 2.7 million. Liveck’s main asset is, through its subsidiaries, a residential development in the District of Canelones, Republic of Uruguay. As a result of these agreements, IRSA’s interest in Liveck increased to 100%.

IRSA Inversiones y Representaciones Sociedad Anónima

VII. Financial Debt and Other

Consolidated Financial Debt as of December 31, 2010

Description	Issue Currency	Outstanding Amount(1)	Rate	Maturity
IRSA’s Debt
Edificio República	USD	20.1	12.00%	Apr-13
IRSA’s Notes due 2017 (Int.)		150.0	8.5	Feb-17
IRSA’s Notes due 2020 (Int.)		150.0	11.50%	Jul-20
Short term Debt	ARS	106.2	Variable	< 180 days
HASA(2)		4.8	16.25%	Mar-11
Total IRSA’s Debt		431.1
APSA’s Debt
APSA’s Series IV Notes due 2011 (Loc.)		6.6	6.75%	May-11
Arcos del Gourmet		1.0		Nov-11
APSA’s Series I Notes due 2017 (Int.)(3)		120.0	7,875%	May-17
Soleil / Tucumán Debt		14.9	5.00%	Jul-17
Short term Debt	ARS	19.5	Variable	< 30 days
APSA’s Series III Notes due 2011 (Loc.)(4)		14.0	Badlar + 3%	May-11
APSA’s Series II Notes due 2012 (Int.)(5)		16.6	11.00%	Jun-12
Total APSA’s Debt		192.6
Total Consolidated Debt		623.8

1.	Face value stated in US$ at the exchange rate of 3.976 ARS = 1 US$, without considering balances with equity investees (Section 33).
2.	Hoteles Argentinos S.A.
3.	As of December 31, 2010 APSA had repurchased a face value of US$ 5.0 M.
4.	As of December 31, 2010, our subsidiary Emprendimiento Recoleta S.A. held a face value of Ps. 12.0 M.
5.	As of December 31, 2010, IRSA held a face value US$ 15.1 M and APSA had repurchased a face value of US$ 4.8 M.

Increase of Global Note Program Amount

On November 2, 2010, the General Shareholders’ Meeting approved a further increase in the amount of the current Global Note Program for up to an additional amount of US$ 50 million, thus reaching a total amount of up to US$ 450 million.

APSA’s Dividend Payment for ARS 113 M

On October 7, 2010, APSA made available to the shareholders an advance dividend in cash for the amount of Ps. 113 million equivalent to 89.71% of the Stock Capital, as from October 15, 2010. The dividend was approved by the Shareholders’ General Meeting on October 29, 2010.

Conversion of Notes

On October 7, 2010, certain holders of convertible Notes of APSA exercised their conversion rights, resulting in the issuance of 477,544,197 common shares of Ps. 0.1 par value each, and the cancellation of Notes for a face value of US$ 15.5 million. Following such conversion, APSA’s shares increased from 782,064,214 to 1,259,608,411.

Sale of APSA’s Notes

On October 12, 2010, IRSA sold in the over the counter market Alto Palermo SA’s Fixed Rate Series I Notes due 2017, for a Face Value of US$ 39.6 million. As a result of the referred sale, IRSA obtained proceeds for US$ 38.1 million.

IRSA’s Dividend Payment for ARS 120 M

On October 29, 2010, IRSA’s General Shareholders’ Meeting made available to the shareholders a cash dividend totaling Ps. 120 million equivalent to Ps. 0.2074 per common share and to Ps. 2.0737 per ADR.

IRSA Inversiones y Representaciones Sociedad Anónima

VII. Brief comment on future prospects for the next period

The improvement in economic activity has boosted consumption levels, favoring our Shopping Center business. Shopping centers maintain high occupancy rates and a strong commitment and adhesion by tenants. The rhythm of sales in the shopping centers has shown an important growth during this quarter, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue to improve the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. We will make progress in our joint efforts with financial institutions to promote credit card sales, which have shown very good results in the last months.

We will continue to renew our Shopping Centers in order to take advantage of all their potential and benefit our tenants and consumers. We will continue to evaluate the launch of innovative proposals to accompany the growth in consumption in various segments. Among other initiatives, we are planning to launch our new project in Palermo through our subsidiary Arcos del Gourmet S.A. with a new business concept: an urban space in the open air. Meanwhile, we will continue to work to bring our new shopping center Soleil to our management standards, in which we have added new tenants and we are implementing a plan to achieve these goals.

As concerns the Office and Rental Properties segment, lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires, a market that is developing. On the other hand, we have a unique premium portfolio in downtown Buenos Aires that awakens interest among top-quality tenants in the market. We will continue working toward maintaining high occupancy levels and optimizing our portfolio mix.

The Argentine real estate sector seems robust, with a strong demand and sound prices that continue to drive the construction business. In the residential market, there has been a sustained increase in prices per square meter of new properties in the past years, which circumstance is more remarkable if we consider the low stock of mortgage loans (less than 2% of the GDP19), offering interesting prospects for development and appraisal of our land reserves.

Regarding the Sales and Development segment, we have already started the delivery of the properties of Caballito Nuevo Project, and will continue working to complete the sales of such project, which so far represents 75%. We will continue with the implementation of sales at Rosario and El Encuentro. We will also make progress in the works schedule of the Horizons project, which will be completed and delivered in the near future.

Finally, as concerns opportunities outside Argentina, we will continue developing our strategy of selected investments, involving top level assets, as in the case of Hersha, Lipstick and Madison 183, with attractive prices or capital structures with potential for improvement.

Given the solid level of cash generation of the company, its asset quality, low indebtedness level, our experience in taking advantage of opportunities and expertise in the international capital markets, we believe that we are on the right way to consolidate the best real estate portfolio of Argentina.

[19]	Argentine Central Bank.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2010 and 2009 and the supplementary notes 1 to 22 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at December 31, 2010, and the consolidated statements of income and of cash flows for the six-month periods ended December 31, 2010 and 2009, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report on September 8, 2010, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2010.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at December 31, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 249.6 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 11, 2011.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 F° 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: February 23, 2011.